Exhibit 99.5

Quarterhill Inc.

Management Information Circular

March 16, 2018

This Management Information Circular (this “Circular”) and the accompanying form of proxy (the “Proxy”) are being sent in advance of the Annual and Special Meeting of Shareholders (the “Meeting”) of Quarterhill Inc. (“Quarterhill”, “we” or “us”) to be held at 10:00 a.m. (Ottawa, Ontario time) on Wednesday, April 18, 2018 at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, K2K 3L1. Except as otherwise stated, the information contained in this Circular is given as of February 28, 2018.

This Circular includes information that we are required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

All dollar amounts in this Circular are in United States dollars unless otherwise specified. Unless otherwise noted, all Canadian dollar amounts have been converted into United States dollars at the following Bank of Canada average rates:

Fiscal 2017:CDN$1.00 = US$0.7701

Fiscal 2016:CDN$1.00 = US$0.7548

Fiscal 2015:CDN$1.00 = US$0.7824

Any Canadian dollar amounts in this Circular are indicated by the use of the prefix “CDN” before a specified dollar amount. Unless otherwise specified, Toronto Stock Exchange (“TSX”) closing market prices for Quarterhill common shares (“Common Shares”) for any specified date are provided in United States dollars, converted from Canadian dollars at the Bank of Canada closing exchange rate on the date specified.

Due to rounding associated with foreign exchange and other calculations in this Circular, United States dollar amounts may not add up precisely, and some data may differ slightly between tables presenting similar information.

Notice to United States Shareholders

The solicitation of proxies by Quarterhill is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the US should be aware that such requirements are different than those of the US applicable to proxy statements under the US Exchange Act.

The Proxy

The Proxy is being solicited by Quarterhill’s management for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, our directors, officers, employees and agents may solicit proxies by telephone, in writing or in person. We will pay for all costs of proxy solicitation.

The persons named in the Proxy are Quarterhill officers. You have the right to appoint a person or company (who need not be a Quarterhill shareholder) to represent you at the Meeting other than the persons designated in the Proxy. You may do so either by following the instructions set out in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to Quarterhill’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894, or to Quarterhill’s transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524 or by otherwise following Computershare’s instructions, no later than 10:00 a.m. (Ottawa, Ontario time) on April 16, 2018 or the last business day preceding any adjournment of the Meeting.

Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the Canada Business Corporations Act (the “CBCA”) by stating clearly in writing that you want to revoke your proxy and by delivering the written statement to Quarterhill’s Corporate Secretary or to Computershare in any of the manners described above, in either case at any time up to 10:00 a.m. (Ottawa, Ontario time) on April 16, 2018 or the last business day preceding any adjournment of the Meeting at which your proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting and, in either case, your original proxy will be revoked. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

Voting Your Proxy

The Quarterhill officers named in the Proxy or any other person you properly appoint as a proxy will vote or withhold from voting any Common Shares held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy.

In the absence of any direction from you, your Common Shares will be voted as follows:

•	FOR the election of the directors named in this Circular;

•	FOR the appointment of Quarterhill’s auditors named in this Circular; and

•	FOR the approval of an ordinary resolution (the “Equity Plan Resolution”) to consider and, if deemed advisable, to approve the adoption of Quarterhill’s 2018 Equity Incentive Plan (the “Equity Plan”);

all as more fully set forth in this Circular.

Quarterhill management does not know of any amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business is properly brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Interest of Certain Persons in Matters to be Acted Upon

None of Quarterhill’s directors or senior officers, or any associate or controlled corporation of any such person, has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the election of directors.

Common Shares

Only the holders of record of Common Shares at the close of business on March 14, 2018 are entitled to receive notice of and vote at the Meeting. The failure of any shareholder to receive notice of a meeting of shareholders does not, however, deprive any such shareholder of a vote at the Meeting.

At February 28, 2018, 118,658,249 Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

To the knowledge of Quarterhill’s directors and senior officers, as at February 28, 2018, based on publicly available information, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Common Shares.

Advice to Non-Registered Holders of Common Shares

Only registered holders of Common Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a “Non-Registered Holder”) and are registered either:

1.

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares such as, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans; or

2.	in the name of The Canadian Depository for Securities Limited of which an Intermediary is a participant.

The Notice of Meeting, the Proxy and this Circular are being sent to both registered owners and Non-Registered Holders of Common Shares. If you are a Non-Registered Holder and we or our agent have sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

If you did not object to your Intermediary disclosing your name to Quarterhill, you will receive the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) and a request for voting instructions from Computershare, Quarterhill’s transfer agent. If you objected to your Intermediary disclosing your name, you will receive the Meeting Materials from your Intermediary, together with either a request for voting instructions or a form of proxy. Typically, Intermediaries will use a service company (such as Broadridge Investor Communication Solutions Canada) to forward the Meeting Materials to Non-Registered Holders.

If you received these materials from Computershare Investor Services Inc.

By choosing to send these materials to you directly, Quarterhill (and not the Intermediary holding on your behalf) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you do not wish to attend the Meeting or to have another person attend and vote on your behalf, you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to Computershare, but Computershare is not required to honour the revocation of your voting instructions unless the revocation is received by 10:00 a.m. (Ottawa, Ontario time) on April 16, 2018 or the last business day preceding any adjournment of the Meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the request for voting instructions and contact Quarterhill or Computershare promptly if you need assistance.

If you received these materials from your Intermediary

If you are a Non-Registered Holder and have received the Meeting Materials from your Intermediary or their service company, you will receive either a request for voting instructions or a form of proxy. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A.	Request for Voting Instructions.

If you do not wish to attend the Meeting or have another person attend and vote on your behalf, you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your Intermediary, except that the Intermediary is not required to honour the revocation unless the revocation is received at least 7 days before the meeting.

If you wish to attend the Meeting and vote in person (or have another person attend and vote on the your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the Meeting.

or

B.	Form of Proxy.

The form of proxy has been signed by the Intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares you beneficially own. Otherwise, the form of proxy will be incomplete.

If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “The Proxy” above.

If you wish to attend the Meeting and vote in person, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided.

To be valid, proxies must be deposited with Quarterhill’s Corporate Secretary at 303 Terry Fox Drive, Suite 300, Ottawa, Ontario, K2K 3J1 or by fax to (613) 688-4894, or to Quarterhill’s transfer agent and registrar, Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by fax to Computershare at 1-866-249-7775 or (416) 263-9524 or by otherwise following Computershare’s instructions, no later than 10:00 a.m. (Ottawa, Ontario time) on April 16, 2018 or the last business day preceding any adjournment of the Meeting. You must register with Computershare when you arrive at the Meeting.

You should follow the instructions on the document which you have received and contact your Intermediary promptly if you need assistance.

Presentation of Financial Statements

and Other Financial Information

Quarterhill’s audited financial statements for the fiscal year ended December 31, 2017 (the “Financial Statements”) and the auditor’s report on the Financial Statements will be presented to shareholders at the Meeting. The Financial Statements have been mailed to shareholders who advised us or Computershare that they wished to receive them in accordance with applicable laws. In accordance with the provisions of the CBCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

We have filed an Annual Information Form (the “AIF”) for our 2017 fiscal year and our Financial Statements on SEDAR at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of management’s discussion and analysis of the Financial Statements) required under Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators. In particular, Item 9 of the AIF includes the information required to be disclosed in Form 52-110F1 of Multilateral Instrument 52-110.

ELECTION OF DIRECTORS

The persons named in the Proxy intend to vote FOR the election of the 8 nominees whose names are set forth below as members of our Board of Directors (the “Board”) to hold office until the next annual meeting of Quarterhill’s shareholders or until the election of such director’s successor, unless such director’s office is earlier vacated in accordance with our by-laws.

On March 5, 2013, the Board adopted a policy requiring that any nominee in an uncontested election who receives from the Common Shares voted in that election in person or by proxy a greater number of Common Shares withheld from voting than Common Shares voted in favour of their election, must immediately tender their resignation to the Board, to take effect upon acceptance by the Board. The Board will consider any such resignation and, within 90 days of receiving any such resignation, disclose by press release its decision whether to accept any such resignation and the reasons for its decision.

The Board recommends a vote “FOR” the election of each of its proposed nominees to serve on the Board until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons named in the Proxy intend to vote FOR the election of directors of the proposed nominees whose names and information are set out in the following pages, each of whom has been a member of the Board since the dates indicated therein.

The Nominees

Set forth on the following pages is information relating to each person proposed to be nominated by management for election as a director at the Meeting. As discussed above, Quarterhill does not have a term limit or retirement policy for our directors. The information provided below has been provided to us by the individuals themselves and has not been independently verified.

The information on the following pages includes the numbers of Common Shares, deferred stock units (“DSUs”), restricted stock units (“RSUs”) and options to purchase Common Shares (“Options”) that each person nominated for election to the Board has advised Quarterhill are beneficially owned, directly or indirectly, or over which control or discretion is exercised, by such person as at December 31, 2017.

The following information also indicates whether each such person is a member of the Board’s audit committee (“Audit Committee”), compensation committee (“Compensation

Committee”), governance committee (“Governance Committee”) or Nominating Committee. The Board does not have an executive committee.

Roxanne Anderson, Ottawa ON, Canada

Ms. Anderson is the CEO of March Advisory Inc. which specializes in transformation and turnaround mandates. Ms. Anderson has over 25 years of corporate transformation and turnaround experience, including strategic reviews, financial and operational transformation, turnarounds, risk management and governance across a number of industries but with an emphasis on technology.

From September 1985 to July 2012, Ms. Anderson was with PricewaterhouseCoopers LLP where she held various roles including Managing Partner of the National Federal Government Services Practice and Managing Partner of the Ottawa office. Since June 2017, Ms. Anderson has been on the Board of Trustees of the Royal Ottawa Health Care Group and Vice Chair of both its Finance and Audit Committees. In May 2016, Ms. Anderson was appointed a member of the Departmental Audit Committee for Shared Services Canada, a department of the Government of Canada. Ms. Anderson is a member of the Executive Committee of the Ottawa Chapter of the Institute of Corporate Directors.

Ms. Anderson holds B.Comm. and M.B.A. degrees from McMaster University, Hamilton ON, Canada, and is a Chartered Accountant and Chartered Professional Accountant in the Province of Ontario, Canada and a Chartered Director of the Institute of Corporate Directors.

Ms. Anderson is an “independent” member of the Board and is a member of the Audit Committee and Chair of the Governance Committee.

Director since: May 2015 Age: 56 Independent

Areas of Expertise: Finance; Accounting; Strategic Planning; Corporate Governance; Risk Management; Corporate Transformation & Turnaround; Leadership

Attendance at Board Meetings:
Feb 8 2017		Mar 8 2017	Apr 17 2017		May 3 2017	Aug 9 2017		Nov 6 2017		Nov 8 2017		Dec 15 2017
✓		✓	✓		✓	✓		✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
✓	N/A	N/A	✓	N/A	N/A	✓	✓	✓	N/A	✓	N/A	N/A

Securities Held on December 31, 2017:
Common Shares: 18,000 DSUs: 12,526 RSUs: 2,656				Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (1)): $33,300 Minimum Equity Ownership: Not Attained

(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

Options Held on December 31, 2017:
Date Granted		Expiry Date			Number Granted		Exercise Price		Unexercised	Value of In-the-Money Unexercised Options (1)
July 29, 2016		July 29, 2022			35,211		CDN$2.84		35,211	CDN$0
May 12, 2017		May 12, 2023			46,296		CDN$2.16		46,296	CDN$7,407
(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017).

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

John Kendall Gillberry, Milton ON, Canada

Mr. Gillberry has been a member of audit committees for a number of private and public companies and brings that experience to Quarterhill as a member of the Board’s Compensation Committee and Nominating Committee. Mr. Gillberry is the Founder and President of Bayfield Capital Group, a corporate finance advisory firm. Mr. Gillberry is the Chief Executive Officer of Coreworx Inc. He was a member of the board of GuestLogix Inc. from March 2015 to September 2016, and its interim Chief Executive Officer from September 2015 to September 2016. From March 2012 to December 2014, Mr. Gillberry was the Executive Vice-President and Chief Financial Officer of eSentire Inc. From May 2011, he has been the Executive Vice-President & Chief Financial Officer of QHR Technologies Inc. From December 2009 to June 2012, Mr. Gillberry was the Chief Executive Officer of Utilitran Corporation.

Mr. Gillberry holds a Master of Business Administration degree from the University of Western Ontario in London, Ontario.

Mr. Gillberry is an “independent” member of the Board, is a member of the Compensation Committee and is the Chair of the Nominating Committee.

Director since: May 2005 Age: 61 Independent

Areas of Expertise: Finance, Accounting, Strategic Planning; Corporate Governance; Risk Management

Attendance at Board Meetings:
Feb 8 2017	Mar 8 2017	Apr 17 2017	May 3 2017	Aug 9 2017	Nov 6 2017	Nov 8 2017	Dec 15 2017
✓	Absent	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
✓	N/A	✓	✓	N/A	✓	N/A	N/A	N/A	✓	N/A	✓	✓

Securities Held on December 31, 2017:
Common Shares: 90,000 DSUs: 53,571 RSUs: 3,482	Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (1)): $166,500 Minimum Equity Ownership: Attained

(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

Options Held on December 31, 2017:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
March 9, 2012	March 9, 2018	19,802	CDN$5.05	19,802	CDN$0
March 7, 2013	March 7, 2019	20,000	CDN$4.37	20,000	CDN$0
July 29, 2016	July 29, 2022	35,211	CDN$2.84	35,211	CDN$0
May 12, 2017	May 12, 2023	46,296	CDN$2.16	46,296	CDN$7,407
(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017).

Public Board Membership During Past 5 Years: Zaio Corporation (April 2010 to August 2013); DataWind Inc. (from July 2014 to October 2016), GuestLogix Inc. (March 2015 to September 2016)

Public Board Interlocks: None

Ron Laurie, Palo Alto CA, USA

Mr. Laurie is the co-founder and Managing Director of Inflexion Point Strategy, LLC, the first intellectual property investment bank, which provides patent brokerage and IP-driven M&A advisory services to technology companies and institutional investors. He also serves as Chairman of InventionShare, an open innovation company that commercializes breakthrough technologies by connecting world-class inventors with global product and service companies.

Prior to launching Inflexion Point in 2004, Mr. Laurie was a founding partner of the Silicon Valley offices of the Skadden Arps, Weil Gotshal and Irell & Manella law firms. At Skadden, Mr. Laurie founded the firm’s IP Strategy & Transactions practice group and led IP teams in some of the largest high-tech and life sciences M&A and joint venture deals ever done, worth over $50 billion in the aggregate.

Mr. Laurie holds a J.D. degree from the University of San Francisco School of Law, San Francisco CA, USA, a Bachelor of Science degree in Industrial Engineering from the University of California in Berkeley CA, USA and is registered to practice before the U.S. Patent & Trademark Office.

Mr. Laurie is an “independent” member of the Board and is a member of each of the Compensation Committee and the Nominating Committee.

Director since: May 2015 Age: 75 Independent

Areas of Expertise: Patent, Copyright and Trademark Law, Patent Licensing and Monetization, Intellectual Property Strategy, Mergers and Acquisitions

Attendance at Board Meetings:
Feb 8 2017	Mar 8 2017		Apr 17 2017		May 3 2017	Aug 9 2017		Nov 6 2017	Nov 8 2017		Dec 15 2017
✓	✓		✓		✓	✓		✓	✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
N/A	✓	✓	N/A	✓	✓	N/A	N/A	N/A	✓	N/A	✓	✓

Securities Held on December 31, 2016:
Common Shares: 22,275 DSUs: 15,581 RSUs: 2,656				Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (1)): $41,209 Minimum Equity Ownership: Not Attained

(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

Options Held on December 31, 2017:
Date Granted		Expiry Date			Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options (1)
July 29, 2016		July 29, 2022			35,211		CDN$2.84	35,211		CDN$0
May 12, 2017		May 12, 2023			46,296		CDN$2.16	46,296		CDN$7,407
(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017).

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

W. Paul McCarten, Toronto ON, Canada

Mr. McCarten is the Lead Independent Director of the Board and was a partner with the law firm of Borden Ladner Gervais LLP from 1981 to his retirement from that firm on December 31, 2010.

Mr. McCarten holds an LL.B. degree from Queens University in Kingston, Ontario and a Bachelor of Arts degree from Carleton University in Ottawa, Ontario. Mr. McCarten was recently a member of the National Board of Directors of Start 2 Finish and is the former National Secretary of the Crohn’s and Colitis Foundation of Canada, is a former Chair of the Board of Directors of the Canadian Diabetes Association. Mr. McCarten is a member of the Institute of Corporate Directors.

Mr. McCarten is an “independent” member of the Board, the Lead Independent Director of the Board, the Chair of the Compensation Committee and a member of the Nominating Committee.

Director since: June 2010 Age: 73 Independent

Areas of Expertise: Corporate Law; Corporate Governance; Litigation; Legal Generally; Executive Compensation; Strategic Planning; Finance; Risk Management

Attendance at Board Meetings:
Feb 8 2017	Mar 8 2017	Apr 17 2017	May 3 2017	Aug 9 2017	Nov 6 2017	Nov 8 2017	Dec 15 2017
✓	✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
N/A	✓	✓	N/A	✓	✓	N/A	N/A	N/A	✓	N/A	✓	✓

Securities Held on December 31, 2017
Common Shares: 50,000 (1) DSUs: 31,241 RSUs: 3,482	Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (2)): $92,500 Minimum Equity Ownership: Not Attained

(1)Does not include 3,600 Common Shares owned beneficially and of record by Mr. McCarten’s spouse, over which Common Shares Mr. McCarten has irrevocably disclaimed any and all control and direction.

(2)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

Options Held on December 31, 2017:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
March 9, 2012	March 9, 2018	19,802	CDN$5.05	19,802	CDN$0
March 7, 2013	March 7, 2019	20,000	CDN$4.37	20,000	CDN$0
July 29, 2016	July 29, 2022	35,211	CDN$2.84	35,211	CDN$0
May 12, 2017	May 12, 2023	46,296	CDN$2.16	46,296	CDN$7,407
(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017).

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

Ian McKinnon, Toronto, ON, Canada

Mr. McKinnon is an independent director and technology industry business consultant. Between 1995 and 2007, Mr. McKinnon was President, Chief Executive Officer and a member of the Boards of Directors of each of Promis Systems Corporation Ltd. and Certicom Corp. He is currently Chair of the Board of Directors of Messagepoint Inc., a privately held Canadian software company. Mr. McKinnon was previously a member of the Board of Directors of TSX listed Constellation Software Inc., a member of the Board of Directors of SMART Technologies Inc. and Chair of the Board of Directors of Adeptron Technologies Corporation.

Mr. McKinnon holds an Honours B.A. from McMaster University and attended the INSEAD Advanced Management Program.

Mr. McKinnon is an “independent” member of the Board, and a member of the Audit Committee and the Governance Committee.

Director since: 2017 Age: 64 Independent

Areas of Expertise: Finance; Accounting; Strategic Planning; Corporate Governance; Risk Management; Executive Compensation; Corporate Transformation & Turnaround; Leadership

Attendance at Board Meetings:
Feb 8 2017	Mar 8 2017		Apr 17 2017		May 3 2017	Aug 9 2017		Nov 6 2017	Nov 8 2017		Dec 15 2017
N/A	N/A		N/A		✓	✓		✓	✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
N/A	N/A	N/A	N/A	N/A	N/A	✓	✓	✓	N/A	✓	N/A	N/A

Securities Held on December 31, 2017:
Common Shares: 12,500 DSUs: 14,072 RSUs: 0				Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (1)): $23,125 Minimum Equity Ownership: Not Attained

(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

Options Held on December 31, 2017:
Date Granted		Expiry Date			Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options (1)
May 12, 2017		May 12, 2023			46,296		CDN$2.16	46,296		CDN$7,407
(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017).

Public Board Membership During Past 5 Years: Constellation Software Inc. (March 2006 to March 2018); SMART Technologies Inc. (August 2013 to September 2016); Adeptron Technologies Corporation (August 2011 to March 2012)

Public Board Interlocks: None

Douglas Parker, Burlington ON, Canada

Mr. Parker is President & Chief Executive Officer of Quarterhill.

Mr. Parker has 20 years of global legal and business experience in various technology driven industries. Prior to Quarterhill, from 2009 to 2017, Mr. Parker was with the TSX listed public enterprise software company Open Text Corporation (“Open Text”), most recently as Senior Vice President, Corporate Development. In this role Mr. Parker was a member of Open Text’s Executive Leadership Team and managed a seasoned group of corporate development professionals with operational responsibility for Open Text’s corporate development, Mergers & Acquisitions, integration and venture capital activities. Mr. Parker’s professional experience includes leadership or involvement in dozens of corporate acquisitions. Prior to Open Text, Mr. Parker held a senior role as Associate General Counsel of Nortel where he was responsible for all legal aspects of Nortel’s global Mergers & Acquisitions.

Mr. Parker holds an MBA (Executive) from the Richard Ivey School of Business, the University of Western Ontario, an LLB from Queen's Law School and a B.A. from Trinity College, the University of Toronto.

If elected at the Meeting, Mr. Parker will not be an “independent” member of the Board.

Director since: N/A Age: 47 Not Independent

Areas of Expertise: Mergers & Acquisitions; Leadership; Legal; Corporate Governance; General Management; International Business

Attendance at Board Meetings:
Feb 8 2017	Mar 8 2017		Apr 17 2017	May 3 2017		Aug 9 2017	Nov 6 2017		Nov 8 2017		Dec 15 2017
N/A	N/A		N/A	N/A		N/A	N/A		N/A		N/A

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2017:
Common Shares: 0 DSUs: 0 RSUs: 0				Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (1)): $0 Minimum Equity Ownership: Not Attained

(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

Options Held on December 31, 2017:
Date Granted		Expiry Date			Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options
N/A		N/A			N/A		N/A	N/A		N/A

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

Richard J. Shorkey, Lanark ON, Canada

Mr. Shorkey is a Chartered Professional Accountant and Chartered Accountant in the Province of Ontario, Canada who has provided part-time and interim chief financial officer services to several technology companies since September 2002. Mr. Shorkey has more than 40 years of industry experience holding senior financial and general management roles in a number of public and private companies, all of which experience he brings to Quarterhill as Chair of the Board’s Audit Committee.

Mr. Shorkey is a member of the Chartered Professional Accountants of Ontario and of CPA Canada.

Mr. Shorkey is an “independent” member of the Board and the Chair of the Audit Committee.

Director since: April 2007 Age: 71 Independent

Areas of Expertise: Finance; Accounting; Corporate Governance; Strategic Planning; Risk Management

Attendance at Board Meetings:
Feb 8 2017	Mar 8 2017	Apr 17 2017	May 3 2017	Aug 9 2017	Nov 6 2017	Nov 8 2017	Dec 15 2017
✓	✓	✓	✓	✓	✓	✓	✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
✓	✓	N/A	N/A	✓	N/A	✓	N/A	✓	N/A	✓	N/A	N/A

Securities Held on December 31, 2017:
Common Shares: 37,601 (1) DSUs: 40,340 RSUs: 3,482	Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (2)): $69,562 Minimum Equity Ownership: Not Attained

(1)Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.

(2)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7972 on that date.

Options Held on December 31, 2017:
Date Granted	Expiry Date	Number Granted	Exercise Price	Unexercised	Value of In-the-Money Unexercised Options (1)
March 9, 2012	March 9, 2018	19,802	CDN$5.05	19,802	CDN$0
March 7, 2013	March 7, 2019	20,000	CDN$4.37	20,000	CDN$0
July 29, 2016	July 29, 2022	35,211	CDN$2.84	35,211	CDN$0
May 12, 2017	May 12, 2023	46,296	CDN$2.16	46,296	CDN$7,407
(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017).

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

James Douglas Skippen, Ottawa ON, Canada

Mr. Skippen has been the Executive Chairman of Quarterhill and Chief Executive Officer of our Wi-LAN Inc. subsidiary since April 18, 2017, prior to which he was Quarterhill’s President, Chief Executive Officer & Chief Legal Officer since June 2006.

Prior to joining Quarterhill, Mr. Skippen had more than 18 years’ legal experience in business management, patent licensing and technology transfer including more than 9 years as a Senior Executive with MOSAID Technologies Incorporated, experience as leader of the Ottawa Technology Practice of the law firm McCarthy Tétrault LLP and more than 8 years as an associate and then partner with the law firm Borden & Elliot (now, Borden Ladner Gervais LLP). Mr. Skippen is a frequent speaker on patent monetization matters.

Mr. Skippen holds an LL.B. degree from the University of Ottawa in Ottawa, Ontario. Mr. Skippen is a former member of the Board of the Canadian Diabetes Association, a former member of the Board of Governors of Elmwood School in Ottawa, Canada, a former member of the Board of Directors of the Ottawa Art Gallery.

Mr. Skippen is not an “independent” member of the Board because he is an executive officer of Quarterhill.

Director since: June 2006 Age: 55 Not Independent

Areas of Expertise: Business Management; Patent Law Generally; U.S. Patent Litigation; Patent Licensing; Computer Science; Executive Compensation; Strategic Planning; and Legal Generally

Attendance at Board Meetings:
Feb 8 2017	Mar 8 2017		Apr 17 2017	May 3 2017		Aug 9 2017	Nov 6 2017		Nov 8 2017		Dec 15 2017
✓	✓		✓	✓		✓	✓		✓		✓

Attendance at Committee Meetings:
Audit	Comp	Nom	Gov	Comp	Comp	Audit	Gov	Audit	Nom	Audit	Comp	Comp
Feb 8	Feb 8	Feb 8	Mar 8	Mar 8	June 7	Aug 9	Aug 9	Nov 8	Nov 8	Nov 27	Dec 15	Dec 22
2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017	2017
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Securities Held on December 31, 2017:
Common Shares: 412,900 (1) DSUs: 0 RSUs: 388,320				Market Value of Common Shares at December 29, 2017 (TSX closing price $1.85 (2)): $763,865 Minimum Equity Ownership: Attained

(1)Represents 56,100 Common Shares held by Mr. Skippen’s spouse and 356,800 Common Shares held by a corporation controlled by a trust in which Mr. Skippen and his spouse are 2 of the trustees.

(2)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017) as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

Options Held on December 31, 2017:
Date Granted		Expiry Date			Number Granted		Exercise Price	Unexercised		Value of In-the-Money Unexercised Options (1)
March 9, 2012		March 9, 2018			400,000		CDN$5.05	400,000		CDN$0
March 7, 2013		March 7, 2019			240,000		CDN$4.37	240,000		CDN$0
(1)Based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017 (the last TSX trading day of 2017).

Public Board Membership During Past 5 Years: None

Public Board Interlocks: None

Except as set forth below, none of the foregoing proposed directors is or was, in the 10 years preceding the date of this Circular, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Ian McKinnon was a director of Empirical Inc., a TSX Venture Exchange listed company, from December 2007 until 2008. In January 2009, Empirical announced that it had entered into a standstill agreement with its creditors. The assets of Empirical were sold in February 2009, following which its shares were suspended from trading on the TSX Venture Exchange.

Mr. McKinnon was also a director and chair of the board of directors of Adeptron Technologies Corporation, a TSX Venture Exchange listed company, from August 2011 to March 2012. In October 2011, Adeptron announced that it had entered into a business combination with Artaflex Inc. Following this announcement, the TSX Venture Exchange halted trading of Adeptron’s shares pending receipt and review of acceptable documentation from Adeptron in respect of this transaction. Trading of Adeptron’s shares resumed in February 2012.

Mr. John Gillberry was a member of the board of directors of MedcomSoft Inc. from January 2, 2008 to November 1, 2008. MedcomSoft filed a Notice of Intention to make a proposal to creditors under the Bankruptcy and Insolvency Act (Canada) on November 2, 2008.

Mr. Gillberry also was a director of GuestLogix Inc. from March 2015 to September 2016 and was its interim chief executive officer from September 2015 to September 2016. We understand that: (1) the Ontario Superior Court of Justice granted an initial order under the Companies’ Creditors Arrangement Act (Canada) on February 9, 2016 staying all claims and actions against GuestLogix and its assets and allowing it to prepare a plan of compromise or arrangement for its creditors; (2) GuestLogix’s securities were suspended from trading on the TSX on February 9, 2016 while it conducted a review of whether it met the TSX’s listing requirements; and (3) on February 18, 2016, the TSX notified GuestLogix that its securities would be delisted from the TSX effective March 18, 2016 for failure to meet the applicable listing conditions.

Further, Mr. Gillberry was a director of DataWind Inc. from July 2014 to October 2016. We understand that DataWind was subject to a cease trade order from September 7, 2016 to November 25, 2016 and a management cease trade order effective July 6, 2016 by the Ontario Securities Commission for failure to file its audited financial statements and related materials for its fiscal year ended March 31, 2016 and its interim unaudited financial statements and related materials for the 3-month period ended June 30, 2016, which cease trade orders were revoked on November 25, 2016.

None of the foregoing proposed directors, within the 10 years preceding the date of this Circular, has become bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Management does not contemplate that any of the Board nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder’s Common Shares are to be withheld from voting in the election of directors.

STATEMENT OF EXECUTIVE COMPENSATION

In 2017, Quarterhill began a transition away from a singular reliance on Wi-LAN Inc.’s patent monetization business towards becoming, over time, a disciplined acquirer and manager of established technology companies operating alongside the patent monetization business. To this end, in 2017, we transferred and assigned all of our patent monetization assets to a new Wi-LAN Inc., acquired each of VIZIYA Corp. and International Road Dynamics Inc. and their respective businesses and subsidiaries and, effective January 1, 2018, hired Douglas Parker, a seasoned and experienced mergers and acquisitions executive, as our President and Chief Executive Officer to lead our new endeavours.

At December 31, 2017, we had 393 employees worldwide with 5 employees in Quarterhill, 41 employees in Wi-LAN Inc. and its related companies, 60 employees in VIZIYA Corp. and its related companies and 287 employees in International Road Dynamics Inc. and its related companies.

The disclosure provided in this Statement of Executive Compensation is necessarily retrospective in nature. A new performance-based compensation plan is being prepared by the Compensation Committee for implementation in 2019. The Compensation Committee and Board would like to see a greater alignment between longer term Common Share performance and executive compensation. The goal of the revised plan will be to overhaul our executive compensation structure to reduce or eliminate shorter term annual bonuses based on that year’s financial plan. The old plan would be replaced with a compensation plan based on multi-year Common Share price appreciation. Details of any such plan are expected to be provided in the management information circular for our annual meeting of shareholders in 2019.

Compensation Committee

The members of the Compensation Committee are Messrs. Paul McCarten (Chair), John Gillberry and Ron Laurie, each of whom is an “independent” director as such term is defined in Section 1.4 of National Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators.

Each of the members of the Compensation Committee has extensive, direct experience in the area of executive compensation through executive experience and/or membership in boards of directors of public or private entities (each member of the Compensation Committee has experience serving on such boards) and, as such, possesses a thorough understanding of employee and executive compensation. The Board believes that the members of the Compensation Committee are qualified to fulfill their duties.

The Compensation Committee relies, in part, on input from our management to assess individual executive and corporate performance for our directors and executive officers. The Compensation Committee also has the authority to retain independent advisors to provide advice on our compensation practices.

A copy of the Compensation Committee’s Charter that sets out the responsibilities, powers and operation of the Compensation Committee can be accessed at www.Quarterhill.com.

Compensation Consultant

No compensation consultant or advisor was retained by Quarterhill or our Board in fiscal 2017 and no amounts were paid to any compensation consultant or advisor in fiscal 2017.

Effective November 18, 2016, the Board retained Hugessen Consulting Inc., an independent, Canadian executive compensation advisory firm, to provide independent advice to the Board with respect to certain general executive compensation matters. Quarterhill incurred the following expenses in relation to the retainer of Hugessen Consulting Inc.:

Executive Compensation-Related Fees in Fiscal 2016	All Other Fees in Fiscal 2016
CDN$35,695	N/A

Managing Compensation-Related Risk

Hedging Prohibition

In order to specifically prohibit the purchase of financial instruments designed to hedge or offset a decrease in the market value of Common Shares and as part of Quarterhill’s insider trading policy, our employees and members of the Board are prohibited from entering into any short sale of Quarterhill securities and (other than with respect to Quarterhill issued Options, DSUs and other securities) from purchasing any put or call options with respect to any Quarterhill securities.

Compensation Risk Assessment and Mitigation

The Compensation Committee reviews Quarterhill’s compensation practices and policies at least annually and more often as may be required to deal with particular issues that may arise between annual reviews. The Compensation Committee and the Board have implemented policies designed to mitigate risk in our compensation policies and practices including the following:

•	the Compensation Committee’s annual review of Quarterhill’s compensation practices are designed to ensure that we compensate our executive officers satisfactorily to ensure

Quarterhill does not lose employees with critical skills, and provides executive officers with sufficient “at risk” compensation to align their interests with those of our shareholders and help motivate these employees to continually improve Quarterhill and our business;

•	a significant portion of each executive officer’s target compensation is “at risk” and will depend on the executive officer’s individual performance and Quarterhill’s overall performance;

•

the 3-year vesting periods for all Options and RSUs and the target performance metrics for performance RSUs (“PRSUs”) have been implemented both to mitigate the risk of executive officers generating short-term benefits and to tie compensation to corporate performance;

•

to further tie executive officer compensation to share performance, 40% of the “at risk” incentive portion of target compensation is generally paid in RSUs, which vest over a 3-year period thereby penalizing executive officers if the market price of the Common Shares falls and rewarding them if the market price increases;

•

PRSUs are contractual rights granted to executive officers to issue new RSUs to those executive officers upon attainment of stipulated target performance metrics, failing which the PRSUs granted to those executive officers will terminate without the grant of any such new RSUs;

•

in addition to cash incentives and incentive RSU grants being “at risk”, and the grant of RSUs pursuant to PRSUs being specifically linked to performance, increases to base salary and PRSU awards are largely based on executive officers’ annual performance evaluation, thereby providing the potential for a strong pay-for-performance link;

•

the Minimum Equity Ownership Requirements (discussed under the heading “Minimum Equity Ownership Requirement” below) are intended both to align Quarterhill’s executive officers’ personal interests with those of all shareholders and to encourage them not to risk their equity positions for short-term gains; and

•	the terms of our insider trading policy ensure that Options cannot be granted when Quarterhill has undisclosed material information.

Quarterhill also has an executive compensation clawback policy that is described under the heading “Building Blocks of Compensation – Executive Clawback Policy” below (the “Executive Clawback Policy”). The Executive Clawback Policy addresses situations in which business activities have been undertaken by executive officers that engaged in gross negligence, intentional misconduct or fraud that require the restatement of all or a portion of our financial statements.

Based on Quarterhill’s compensation practices and policies, the Compensation Committee and Board have concluded that there does not appear to be any risks arising from the compensation programs that are reasonably likely to have a material adverse effect on Quarterhill at this time. Our employees are highly sought after, so Quarterhill must ensure that its compensation programs are competitive or risk losing valuable and skilled employees.

Compensation Discussion & Analysis

Quarterhill’s compensation philosophy is based on attracting and retaining executive officers whose compensation is aligned with its strategies and whose interests are aligned with those of our shareholders, all while effectively managing risk. We believe that an effective compensation program founded on these principles is a key element to building long-term shareholder value.

Total compensation targets are set to ensure they remain relevant to the markets in which we compete for talent both inside and outside Quarterhill’s industry. Incentive awards are generally expected to be linked to our short-term and long-term strategic objectives and “pay for performance” programs are generally expected to align with this philosophy. Given the “at risk” component of total target compensation, executive officers are generally rewarded for contributing to a higher return on shareholders’ investment and their reward levels are negatively affected by a lower return on shareholders’ investment. Use of equity-based compensation and minimum equity ownership guidelines are intended to cause executive officers to behave like (and become) Quarterhill owners. Total compensation structure must encourage Quarterhill’s management to take responsible risks and to manage those risks appropriately.

Named Executive Officers

For the purposes of National Instrument 51-102 – “Continuous Disclosure Obligations” of the Canadian Securities Administrators, Quarterhill’s “named executive officers” are:

•

James D. Skippen who was Quarterhill’s President, Chief Executive Officer & Chief Legal Officer from June 2006 to April 17, 2017 and, following that date, has been our Executive Chairman and Chief Executive Officer of our Wi-LAN Inc. subsidiary;

•

Shaun McEwan, who was Quarterhill’s Chief Financial Officer from January 1, 2017 to April 17, 2017, our Interim Chief Executive Officer from that date to December 31, 2017 and, currently, our Chief Financial Officer;

•

Stephen Thompson, who was Vice-President, Finance of our Wi-LAN Inc. subsidiary from January 1, 2017 to April 17, 2017, our Interim Chief Financial Officer from that date to December 31, 2017 and is currently Vice-President, Finance of Wi-LAN Inc.; and

•

our 3 other most highly compensated executive officers who earned total annual compensation during the fiscal year ended December 31, 2017 that exceeded CDN$150,000 and who were serving as executive officers at that date: Marc Frechette (Senior Vice-President & Senior Counsel of our Wi-LAN Inc. subsidiary); Fahim Aftab (Vice-President, Licensing Technologies of our Wi-LAN Inc. subsidiary) and Michael Vladescu (Chief Operating Officer of our Wi-LAN Inc. subsidiary);

(collectively, the “Named Executive Officers”).

Named Executive Officers are generally not present for, nor do they participate in, Compensation Committee or Board discussions or approvals relating to their own compensation.

Building Blocks of Compensation

Quarterhill’s compensation program consists of fixed and “at risk” compensation, provided in a mix of cash and equity. Although indirect compensation such as benefits and perquisites make up a portion of each executive officer’s compensation, the main components of the total compensation structure are as follows:

Target Compensation and Base Salary

Quarterhill sets a target compensation for each executive officer based on market rates for similar positions (see discussion under the heading “Performance Plan – Relating to Base Salary and Long-Term Incentives” below) and each executive officer’s expected contribution and past performance. The target compensation is comprised of a guaranteed base pay amount and an “at risk” or “incentive amount”. In a year in which we fully met, but did not exceed our objectives, and an executive officer’s contribution was fully satisfactory, that executive officer would earn their full target compensation. However, in a year in which Quarterhill did not meet our objectives, an executive officer would be paid less than their full target compensation. Similarly, in a year in which we over-performed and exceeded our objectives, there would be leverage applied to the “at risk” portion of compensation and the executive officer could earn more than their target.

Executive officer target compensation is generally based on market competitiveness and individual qualifications, experience and performance, and is originally established upon an executive officer joining Quarterhill. An executive officer’s base salary is intended to provide minimum compensation to secure the executive officer’s services for Quarterhill. Any increases to an executive officer’s target compensation are entirely “at risk” in that they may be subject to Quarterhill’s financial performance and the executive officer’s individual performance (see “Performance Management” below).

Short-term Incentive

Quarterhill’s short-term incentives consists of an annual “at risk” cash incentive forming part of target compensation, which is paid based on achieving annual corporate and individual performance targets (see “Performance Management” below). These targets take the form of short-term financial and operating metrics and personal objectives, all focused on positioning Quarterhill for present and future success. We believe that the use of financial targets such as revenue, earnings before taxes and other operating performance measures are variables that are best correlated to Quarterhill’s long-term, sustainable financial strength. These targets are set at levels believed to be challenging yet realistically attainable given anticipated trends.

Medium-term Incentive

RSUs are considered “medium-term” incentives because they generally vest over 3 years from the date of grant, with payments on the vesting dates determined with reference to the market price of Common Shares on those dates. We believe that RSUs assist in aligning employees and shareholder interests. Given that all RSUs vest and are paid out over 3 years, these awards are considered “at risk” in terms of how much they will pay out because the value of RSUs rises and may fall in conjunction with the market price of Common Shares.

In February 2017, Quarterhill granted and, in March 2018, Quarterhill will grant RSUs as 40% of each employee’s “at risk” incentives relating to fiscal 2016 and 2017, respectively, and also granted or will grant additional RSUs to certain employees upon fulfillment of contractual obligations relating to PRSUs awarded in 2016 and 2017 respectively.

Long-term Incentive

Long-term incentives in the form of Options and PRSUs are generally available to executive officers at the discretion of the Board or Compensation Committee. Such long-term incentives are intended to align executive officers’ interests with those of Quarterhill’s shareholders.

A holder of vested Options may acquire Common Shares at the exercise price established on the Options’ date of grant (see “Security-Based Compensation Arrangements – Option Plan” below). Options represent compensation that is entirely “at risk”, intended to align executive officers’ interests with those of shareholders by providing them with the opportunity to become Quarterhill shareholders.

Notwithstanding valuations of Options required by financial reporting requirements, Options have value to their holders ONLY if the market price of Common Shares exceeds the exercise price of the Options; the greater the difference between the market price (i.e. when the market price of the Common Shares rises, thereby increasing shareholder value generally) and the exercise price, the greater the value of the Options. On each date on which the market price of the Common Shares is below the exercise price of the Options, the Options have no value whatsoever.

To be clear, at December 31, 2017, NONE of the vested Options held by any of the Named

Executive Officers had any value whatsoever. To illustrate this, the table below sets out, for each Named Executive Officer:

(1)	the number of Options held at December 31, 2017 and the weighted average exercise price of those Options; and

(2)

the number of vested Options held at December 31, 2017 with an exercise price lower than $1.85 (based on the TSX closing price of the Common Shares of CDN$2.32 on December 29, 2017* (the last TSX trading day of 2017)), the weighted average exercise price of those Options* and the aggregate realizable value of those Options as at December 31, 2017, calculated net of exercise price but without taking into consideration any related tax obligations.

Named Executive Officer	Total Options Held	Weighted Average Exercise Price	Vested In-the-Money Options	Weighted Average Exercise Price of Vested In-the Money Options	Aggregate Realizable Value
James D. Skippen	640,000	$3.83	0	N/A	$0
Shaun McEwan	230,000	$2.72	0	N/A	$0
Stephen Thompson	0	N/A	N/A	N/A	$0
Marc Frechette	200,000	$2.72	0	N/A	$0
Fahim Aftab	150,000	$2.72	0	N/A	$0
Michael Vladescu	560,000	$3.91	0	N/A	$0

PRSUs are contractual rights awarded to certain employees requiring Quarterhill to grant a pre-set number of RSUs to those employees in the year following the date of award if stipulated target performance metrics are achieved. If the stipulated target performance metrics are met, then RSUs are granted on a one-to-one basis in respect of the related PRSUs until 100% of such target performance metric is achieved for an absolute maximum grant of RSUs equal to the related PRSUs. Any PRSUs awarded that do not result in the grant of RSUs in the year following the date of award are immediately forfeited; any RSUs that are granted will vest in the same manner as any other RSUs.

With respect to PRSUs awarded to employees in 2016, we significantly exceeded the stipulated performance metrics related to these PRSUs and, consequently, Quarterhill granted 100% of the RSUs it was contractually obligated to grant under all of these PRSUs.

With respect to PRSUs awarded to employees in 2017, Quarterhill met 58.3% of the stipulated performance metrics and, as such, 58.3% of these PRSUs resulted in the grant of RSUs to any employees. The remainder of any PRSUs granted in 2017 were forfeited in their entirety.

Determination as to any RSUs to be granted with respect to PRSUs awarded to employees in 2018 will be made in fiscal 2019.

Performance Management

Quarterhill has established formal individual performance management plans (each, a “Performance Plan”) and formal variable, “at risk” incentive plans (each, an “At Risk Incentive

* As converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on December 29, 2017 (the last business day of 2017).

Plan”) for each of its executive officers to ensure that performance and compensation are fairly and objectively connected. Additional qualitative factors determined by the Compensation Committee may also play a part in determining matters relating to any executive officers’ compensation.

Performance Plan – Relating to Base Salary and Long-Term Incentives

Each executive officer’s respective Performance Plan assesses that person’s performance over the applicable year by measuring a combination of corporate financial goals, personal objectives and individual critical success factors. Critical success factors have been established by senior management as representing attributes and behaviours which we particularly value; these do not vary from executive officer to executive officer and can represent up to 40% or more of the total weight of the individual executive officer’s Performance Plan. Performance Plan assessments may be used to determine executive officers’ increases to base salary and any PRSU awards and/or any RSU and/or Option grants, if any.

Pursuant to their respective Performance Plan, each executive officer’s performance over the preceding year is ranked as: “below expectations”; “developing/new to the role”; “meeting expectations”; “exceeds expectations”; or “outstanding contribution”. Independently, each year Quarterhill determines an updated “market value” for each senior role in the organization and whether the performance of the executive officer performing that role warrants an increase in that person’s base salary and/or any award of PRSUs and/or grant of “retention” RSUs or Options in the current year. Quarterhill’s determination of the “market value” of each senior role is not based on any single measure or any formal set of measures and benchmarking is not relied upon. Instead, Quarterhill management reviews a number of factors to determine each senior role’s “market value” including:

•	publicly available salary guides;

•	changes to the Ontario Consumer Price Index over the prior calendar year for Ontario-based executive officers;

•	the need to extrapolate information where no reasonable match can be found between the requirements of a specific senior role and the data available to Quarterhill;

•	each executive officer’s eligibility to receive “at risk” incentives under their At Risk Incentive Plan;

•	reasonable considerations affecting the professional markets in which we compete for skills;

•	reasonable considerations specific to the geographic markets in which Quarterhill competes for talent; and

•	appropriate weighting to ensure that we generally compensate at the 75th to 90th percentile level.

Based on such factors, senior management establishes percentage increases to base salary predicated on how each executive officer’s performance in the year measures against the “market value” of their respective role with Quarterhill and overall market salary movement. With respect to performance in fiscal 2017, salary increases for 2018 ranged from 0.0% to 8.0%.

To further tie long-term compensation to performance, we awarded (or will award) PRSUs to certain executive officers in 2017 and 2018 (including each Named Executive Officer). These PRSUs contractually obligate Quarterhill to grant pre-set numbers of RSUs to these executive officers in 2018 and 2019, respectively, if stipulated target performance metrics are achieved. Any PRSUs that will be granted in 2018 and that do not result in the grant of RSUs will be immediately forfeited in 2019 and any RSUs that are granted will vest in the same manner as any other RSUs.

At Risk Incentive Plan – Relating to Short-Term and Medium-Term Incentives

Each executive officer’s compensation plan establishes the portion of target compensation that is “at risk” which may vary based on their role with Quarterhill, their anticipated level of contribution to the business and their individual ability to influence certain key metrics. Each executive officer’s target is reviewed, and may be reconsidered, annually. The key metrics that will determine whether the “at risk” amount is paid derive from our confidential annual operating plan and may vary from executive officer to executive officer based on each executive officer’s role in the organization.

Key metrics generally include (1) “earnings before taxes, depreciation and amortization” (“EBITDA”) goals, (2) revenue and bookings goals and (3) a discretionary amount, but can vary from executive officer to executive officer.

Each key metric is subject to a range, with minimum and maximum thresholds. Failure to achieve the minimum threshold of a key metric will result in no amount being paid based on the “at risk” incentive relating to that key metric. Exceptional key metric results could result in executive officers, including each Named Executive Officer, receiving increased amounts of their respective target relating to that key metric. Key metrics are measured against Quarterhill’s annual results achieved in each year and any related “at risk” incentives are paid thereafter.

With respect to Quarterhill’s results for fiscal 2017, all “at risk” incentives will be paid or granted in fiscal 2018 and generally be made up as to 60% in cash and 40% in RSUs, which RSUs will vest in 2018, 2019, 2020 and 2021 and be paid out subject to the market price of the Common Shares on each vesting date.

Additional Qualitative Factors

Quarterhill considers many factors for executive officers in setting each year’s compensation. These factors include: demonstrated leadership ability; criticality of skills and function; management and implementation of major projects and initiatives; replacement difficulty; and institutional knowledge. Furthermore, we consider whether an executive officer has met or exceeded the specific goals they were expected to achieve during the year or has contributed to Quarterhill in other ways not measured by their Performance Plan or At Risk

Incentive Plan. At the Compensation Committee’s discretion, individual executive officers may receive increases to base salary, additional “at risk” incentives or higher PRSU, RSU or Option grants if they have demonstrated such qualitative factors.

Executive Clawback Policy

On May 16, 2014, the Board adopted the Executive Clawback Policy concerning awards made after December 31, 2013 under Quarterhill’s short-term, medium-term and long-term incentive plans. Under the Executive Clawback Policy, which applies to all executives at the Vice-President level or higher, provided there are no factors that would make reimbursement unfair in the circumstances and it is in the best interests of Quarterhill, the Board may, in its sole discretion, to the fullest extent permitted by applicable laws, require reimbursement of the “after tax” amount of all or a portion of any short-term, medium-term and/or long-term incentive compensation received by an executive officer after December 31, 2013 where:

•

the amount of such short-term, medium-term and/or long-term incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently and negatively the subject of or affected by a restatement of all or a portion of Quarterhill’s financial statements; and

•

the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or contributed materially to the need for the restatement as admitted by the executive officer or, in the absence of such admission, as determined by the Board acting reasonably; and

•

the amount of the short-term, medium-term and/or long-term incentive compensation that would have been awarded to or the profit realized by the executive officer resulting from such short-term, medium-term and/or long-term incentive compensation if the financial results had been properly reported would have been lower than the amount actually awarded, received or realized.

Relating to Mr. Jim Skippen’s Compensation

Skippen Agreement

Quarterhill and Mr. Jim Skippen entered into an amended employment agreement effective August 1, 2014 which agreement was further amended on each of April 17, 2017 and January 1, 2018 (as so amended, the “Skippen Agreement”), pursuant to which, Mr. Skippen’s compensation has been set annually by the Board.

Pursuant to the Skippen Agreement, Mr. Skippen is currently expected to retire from service as Executive Chairman of Quarterhill and Chief Executive Officer of our Wi-LAN Inc. subsidiary on the earlier of one month following the date on which a new Chief Executive Officer is recruited for Wi-LAN Inc. and December 31, 2018. We expect that Mr. Skippen will remain as an outside Board member after that time.

Performance Under Plan

As noted in this “Compensation Discussion & Analysis” section, Quarterhill significantly exceeded the stipulated performance metrics relating to our employees’ incentive compensation for the year ended December 31, 2016 in that both EBITDA targets and bookings targets were exceeded. In addition, the price of the Common Shares had increased from CDN$1.56 on the date on which the PRSUs were originally granted in 2016 to CDN$2.25 on the date of issuance of the related RSUs. These developments resulted in certain employees, including Mr. Skippen, being entitled to increased compensation including in the form of RSUs and Options. In particular, Mr. Skippen was awarded Options to purchase up to 200,000 Common Shares and an aggregate of 581,479 RSUs (including 306,748 RSUs upon the conversion of previously granted PRSUs) in light of Quarterhill exceeding such fiscal 2016 performance metrics.

Relinquishment of Skippen Compensation

After considering Quarterhill’s overall situation in recent years, and after extensive discussions with the Compensation Committee, Mr. Skippen elected to unilaterally and unconditionally relinquish, surrender and give up compensation of approximately $594,712 on January 15, 2018 comprised of Options and RSUs to which he was legally entitled. The Options to purchase up to 200,000 Common Shares relinquished have a value of $161,299 (as disclosed in Quarterhill’s financial statements for the year ended December 31, 2017) and the 234,277 RSUs relinquished have a value of $433,413 (based on the TSX closing price of the Common Shares of $1.85 on December 29, 2017 (the last TSX trading day of 2017, as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date)). All disclosure in this Circular relating to Mr. Skippen’s compensation for the year ended December 31, 2017 is qualified in its entirety by the information in this paragraph.

Base Salary

Pursuant to the Skippen Agreement, Mr. Skippen’s base annual salary for 2018 (subject to pro ration to the date of his retirement) has been set at $350,264*, reflecting an approximately 6.0% reduction in his base salary from his base salary for the year ended December 31, 2017.

Options / DSUs

Mr. Skippen is eligible to be considered for discretionary grants of Options and DSUs each year entirely at the discretion of the Board. No such Options or DSUs were granted to Mr. Skippen in any of Quarterhill’s 2014, 2015, 2016 or 2017 fiscal years.

“At Risk” Annual Incentive

Quarterhill’s achievement of the At Risk Incentive Plan key metrics for fiscal 2017 resulted in Mr. Skippen receiving “at risk” incentives as set out in the following table (each as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971

* As converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on December 29, 2017 (the last business day of 2017).

on December 29, 2017 (the last business day of 2017)). All such amounts will be paid to Mr. Skippen in fiscal 2018 as to 60% in cash and 40% by the issuance of RSUs.

At Risk Incentive Plan Metric	Potential at Risk Incentive Amount	Performance Achieved Against Metrics	Actual at Risk Incentive Paid
Total At Risk Incentive	$318,840	58.3%	$185,884

For 2018, pursuant to the Skippen Agreement, Mr. Skippen is eligible to receive an “at risk” annual incentive bonus having a target of $318,840 (as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on December 29, 2017 (the last business day of 2017)), subject to receiving between 0% and 300% of his target amount depending on actual performance measured against criteria established by the Board in each fiscal year. Any such incentive bonus will be payable in 2019 in cash and/or RSUs as determined by the Board.

Medium-Term Incentive Grants

With respect to PRSUs awarded to Mr. Skippen in 2017, Quarterhill achieved only 58.3% of the stipulated performance metrics relating to these PRSUs and, consequently, we will grant 82,500 RSUs to Mr. Skippen in March 2018 representing 58.3% of the RSUs we were contractually obligated to grant under these PRSUs. These RSUs vest and will be paid out from 2018 to 2020 based on the market price of the Common Shares on each vesting date.

Long-Term Incentive Award

Mr. Skippen will receive an award of PRSUs in March 2018 which may result in the grant of related RSUs by Quarterhill to Mr. Skippen in fiscal 2019 if stipulated target performance metrics are achieved.

Relating to Named Executive Officer Compensation other than Mr. Skippen

Named Executive Officer Base Salary Increases

Increases to base salaries of Named Executive Officers (other than Mr. Skippen) are made as set out under the heading “Performance Plan – Relating to Base Salary and Long-Term Incentives” above and are generally reviewed and approved by the Compensation Committee and the Board. The following table sets out the results of each Named Executive Officer’s respective Performance Plan review relative to base salary increases:

Named Executive Officer	Performance Plan Result	Base Salary – Fiscal 2017 (1)	Discretionary % Increase to Base Salary
Shaun McEwan	58.3%	$313,539	8.0%
Stephen Thompson	58.3%	$125,058	0.0%
Marc Frechette	34.8%	$297,088	0.0%
Fahim Aftab	34.8%	$261,337	0.0%
Michael Vladescu	37.1%	$241,588	0.0%

Note:

(1)

Except with respect to Messrs. Frechette and Aftab, reflects amounts paid in Canadian dollars as converted to United States dollars using the Bank of Canada average exchange rate of CDN$1.00 = US$0.7701 for the 2017 fiscal year. Compensation paid to Messrs. Frechette and Aftab is in United States dollars.

Named Executive Officer PRSU Awards

Annual PRSU awards to Named Executive Officers (other than Mr. Skippen) are generally made as set out under the heading “Performance Plan – Relating to Base Salary and Long-Term Incentives” above.

With respect to PRSUs awarded to Named Executive Officers other than Mr. Skippen in 2017, Quarterhill achieved between 34.8% and 58.3% of the stipulated performance metrics relating to these individuals’ respective PRSUs and, consequently, we will grant RSUs to these Named Executive Officers in March 2018 representing the appropriate number of the RSUs we were contractually obligated to grant under these PRSUs. These RSUs will vest in 2018, 2019 and 2020 and will be paid out subject to the market price of the Common Shares on each vesting date. Details of these PRSUs and related RSUs are set out below.

Named Executive Officer	Performance Plan Result	PRSUs Awarded in 2017	RSUs Granted in 2018 Pursuant to PRSUs Awarded in 2017
Shaun McEwan	58.3%	235,849	137,500
Stephen Thompson	58.3%	70,755	41,250
Marc Frechette	34.8%	279,503	97,267
Fahim Aftab	34.8%	149,068	51,876
Michael Vladescu	37.1%	212,264	78,750

The Named Executive Officers other than Mr. Skippen will also be awarded the PRSUs set out in the following table in March 2018, which PRSUs may require Quarterhill to grant up to an equal number of RSUs in fiscal 2018 if stipulated target performance metrics are achieved.

Named Executive Officer	PRSUs Awarded in 2018
Shaun McEwan	126,263
Stephen Thompson	37,879
Marc Frechette	117,221
Fahim Aftab	62,518
Michael Vladescu	113,636

“At Risk” Incentives

Quarterhill’s achievement of the At Risk Incentive Plan key metrics for fiscal 2017 resulted in the Named Executive Officers other than Mr. Skippen receiving “at risk” incentives pursuant to their respective At Risk Incentive Plan as set out in the following table. All such amounts will be paid out in fiscal 2018 as to 60% in cash and 40% by the issuance of RSUs.

Named Executive Officer	Potential At Risk Incentive Amount (1)	Performance Achieved Against Metrics	Actual At Risk Incentive Paid
Shaun McEwan	$203,811	58.3%	$118,822
Stephen Thompson	$43,772	58.3%	$25,519
Marc Frechette	$163,399	34.8%	$56,863
Fahim Aftab	$117,602	34.8%	$40,925
Michael Vladescu	$132,873	37.1%	$49,296

Notes:

(1)

In Mr. McEwan’s case, based on 65% of his base salary; in Mr. Thompson’s case, based on 35% of his base salary; in Mr. Frechette’s and Mr. Vladescu’s cases, based on 55% of each of their respective base salaries; and, in Mr. Aftab’s case, based on 45% of his base salary. Except with respect to Messrs. Frechette and Aftab, reflects amounts paid in Canadian dollars as converted to United States dollars using the Bank of Canada average exchange rate of

CDN$1.00 = US$0.7701 for the 2017 fiscal year. Compensation paid to Messrs. Frechette and Aftab is in United States dollars.

Medium-Term Incentive Grant

In 2014, the Board implemented a policy generally to grant medium-term incentive RSUs to Quarterhill management and executives. With respect to fiscal 2017 and 2018, however, the Board determined not to grant any such medium-term incentive RSUs to Quarterhill management or executives.

Minimum Equity Ownership Requirement

The Board has established a minimum equity ownership requirement for all Quarterhill officers having a “vice-president” or higher title or performing an equivalent function, including each Named Executive Officer, (each, a “Covered Officer”) pursuant to which, prior to the 5th anniversary of any Quarterhill officer becoming a Covered Officer (other than with respect to Mr. Skippen who was required to meet the appropriate requirements by December 31, 2013), each such Covered Officer must satisfy the following requirements applicable to that Covered Officer (each, a “Minimum Equity Ownership Requirement”):

(1)	Quarterhill’s CEO must own, directly or indirectly, Common Shares having an aggregate value equal to at least 3 times the CEO’s then current base salary;

(2)

each Senior Vice-President or officer performing an equivalent function (including Quarterhill’s Chief Financial Officer and Chief Operating Officer) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 100% of such officer’s then current base salary, of which each such officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount; and

(3)

each Covered Officer other than Quarterhill’s CEO and any Senior Vice-President (or officer performing an equivalent function to a Senior Vice-President) must own, directly or indirectly, Common Shares, DSUs, vested in-the-money Options and RSUs having an aggregate value equal to at least 50% of such Covered Officer’s then current base salary, of which each Covered Officer must own, directly or indirectly, Common Shares and DSUs equal to half of such amount.

The measurement of the value of each Covered Officer’s Common Share, DSU, vested in-the-money Option and RSU holdings is made on December 31 of each year and is to be based on, for Common Shares, the higher of (a) the price actually paid or deemed to have been paid for Common Shares and (b) the closing price of the Common Shares on the TSX on the final trading day of each year and, for DSUs, vested in-the-money Options and RSUs, the closing price of the Common Shares on the final trading day of each year less any applicable exercise price. Starting on the 5th anniversary of the year in which any employee becomes a Covered Officer, until such time as they satisfy the applicable Minimum Equity Ownership Requirement, that employee will receive all cash incentives in the form of DSUs.

At December 31, 2017, the Named Executive Officers owned the following Common

Shares, vested in-the-money Options and RSUs (no Named Executive Officer or other Senior Officer held any DSUs on December 31, 2017):

Named Executive Officer	Common Shares Held on December 31, 2017	Vested In-the-Money Options Held on December 31, 2017	RSUs Held on December 31, 2017	Aggregate Value of Common Shares, Vested In-the-Money Options and RSUs (1)
James D. Skippen	412,900 (2)	0	388,320	$1,482,257
Shaun McEwan	100,000	0	258,256	$662,774
Stephen Thompson	2,000	0	4,925	$12,811
Marc Frechette	89,870	0	309,841	$739,465
Fahim Aftab	0	0	188,584	$348,880
Michael Vladescu	88,000	0	221,499	$572,573

Notes:

(1)

Represents the value of Common Shares, vested in-the-money Options and RSUs on December 31, 2017 based on the TSX closing price of the Common Shares of $1.85 on December 29, 2017 (the last TSX trading day of 2017, as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date), less the United States dollar exercise price of any vested-in-the-money options as converted from Canadian dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date.

(2)	Represents 56,100 Common Shares held by Mr. Skippen’s spouse and 356,800 Common Shares held by a corporation controlled by a trust in which Mr. Skippen and his spouse are 2 of the trustees.

To the extent the Minimum Equity Ownership Requirements were in force at December 31, 2017 for each of the Named Executive Officers, each of Messrs. Skippen, McEwan, Vladescu and Frechette would satisfy their respective Minimum Equity Ownership Requirements. Mr. Thompson is not required to satisfy his Minimum Equity Ownership Requirement until December 31, 2022, the 5th anniversary of the year in which he became a Covered Officer. Mr. Aftab is not required to satisfy his Minimum Equity Ownership Requirement until December 31, 2021, the 5th anniversary of the year in which he became a Covered Officer.

Perquisites

No material additional benefits or perquisites are currently provided to Named Executive Officers that are not available to Quarterhill employees generally. Benefits that are generally extended to all employees include health, long-term disability, dental and group life insurance and an annual RRSP contribution.

Performance Graph

The graph below shows Quarterhill’s cumulative total shareholder return for the period January 1, 2013 to December 31, 2017 and compares this cumulative total return with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period. All dividends received are assumed reinvested.

The trends shown by this graph show a reduction in total shareholder return from the beginning of 2013 to the end of 2017. An investment of $100 in Common Shares on January 1, 2013 would have been worth approximately $62 on December 31, 2017, representing a compound annual growth of approximately -9.0%. In comparison, the S&P/TSX Composite Index reported a compound annual growth of approximately 3.5% and the S&P/TSX Capped Info Tech Index yielded a compound annual growth of approximately 20.4% over the same period.

“Named executive officer” compensation is not specifically based on the market performance of the Common Shares. During the period described in the performance graph above, however, Quarterhill’s total “named executive officer” compensation has generally tracked changes in the market price of the Common Shares. The total “named executive officer” compensation has increased slightly following 2016 representing a compound annual growth over the period from January 1, 2013 to December 31, 2017 of approximately 3.2%.

Summary Compensation Table

The table below shows the compensation paid to the Named Executive Officers in respect of the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)(1)	Share-Based Awards (2)	Option-Based Awards	Annual Incentive Plans (3)	Long-Term Incentive Plans	All Other Compensation (4)	Total Compensation

James D. Skippen Executive Chairman (5)	2017	$345,046	$562,577 (6)	-- (7)	$381,113	--	--	$1,288,736
	2016	$379,034	$381,029 (8)	--	$80,898	--	--	$840,961
	2015	$406,246	$453,303 (9)	--	$208,607	--	--	$1,068,156

Shaun McEwan Interim Chief Executive Officer (10)	2017	$313,539	$374,930(11)	$80,650 (12)	$189,622	--	--	$958,740
	2016	$232,204	$191,584 (13)	--	$42,042	--	--	$465,830
	2015	$246,061	$161,738 (14)	--	$65,839	--	--	$473,638

Stephen Thompson Interim Chief Financial Officer (15)	2017	$125,058	$9,576 (16)	--	$14,365	--	--	$148,999
	2016	$30,192	--	--	--	--	--	$30,192
	2015	--	--	--	--	--	--	--

Marc Frechette Senior Vice President, Business Unit Leader, Wi-LAN Inc.	2017	$297,088	$450,428 (17)	--	$219,023	--	--	$966,539
	2016	$293,902	$232,034 (18)	--	$50,251	--	--	$576,187
	2015	$300,645	$145,620 (19)	--	$65,004	--	--	$511,269

Fahim Aftab Vice-President, Licensing Technologies, Wi-LAN Inc.	2017	$261,337	$275,785 (20)	--	$160,000	--	--	$697,123
	2016	$262,122	$134,137 (21)	--	$35,894	--	--	$432,153
	2015	$268,433	$96,885 (22)	--	$58,039	--	--	$423,357

Michael Vladescu Chief Operating Officer, Wi-LAN Inc.	2017	$241,588	$321,641 (23)	--	$146,966	--	--	$710,195
	2016	$234,219	$171,098 (24)	--	$35,860	--	--	$441,177
	2015	$248,574	$109,454 (25)	--	$40,436	--	--	$398,464

Notes:

(1)

Unless otherwise noted, all compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada average exchange rates of: (a) CDN$1.00 = US$07701 for the year ended December 31, 2017; (b) CDN$1.00 = US$0.7548 for the year ended December 31, 2016; and (c) CDN$1.00 = US$0.7824 for the year ended December 31, 2015. Mr. Frechette’s compensation and Mr. Aftab’s compensation are each paid in United States dollars.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the grant date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

The value of incentive compensation paid in Canadian dollars was converted to United States dollars using the Bank of Canada closing exchange rate on February 10, 2017 (the date on which such amounts were paid) of CDN$1.00 = US$0.7643. Mr. Frechette’s compensation and Mr. Aftab’s compensation are each paid in United States dollars.

(4)

Generally represents contributions to Named Executive Officers’ respective registered retirement savings plans and similar payments made by Quarterhill on behalf of such Named Executive Officers; the value of all other perquisites and benefits for each Named Executive Officer was less than the lesser of $38,505 (as converted from Canadian dollars using the Bank of Canada average exchange rate of CDN$1.00 = US$0.7701 for the year ended December 31, 2017) and 10% of such officer’s salary.

(5)	Mr. Skippen stepped down as Quarterhill’s President & Chief Executive Officer on April 18, 2017, following which date he was Executive Chairman and Chief Executive Officer of our patent licensing business.

(6)

Represents the value of (a) 255,623 RSUs granted to Mr. Skippen on February 9, 2017 which vested as to 51,125 RSUs on each of February 9, 2017, July 1, 2017 and January 1, 2018, and will vest as to 34,083 RSUs on each of July 1, 2018 and January 1, 2019 and as to 34,082 RSUs on July 1, 2020 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017), (b) 52,270 RSUs granted to Mr. Skippen on February 9, 2017 which vested as to 26,135 RSUs on each of July 1, 2017 and January 1, 2018 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017) and (c) 39,309 RSUs granted to Mr. Skippen on February 13, 2017 which vested as to 19,655 RSUs on July 1, 2017 and 19,654 RSUs on January 1, 2018 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017). Please also refer to the discussion under the heading “Relating to Jim Skippen’s Compensation – Relinquishment of Skippen Compensation” under our Compensation Discussion and Analysis elsewhere in this Circular because portions of the original RSUs granted were relinquished by Mr. Skippen. The actual value received by Mr. Skippen on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(7)

Please refer to the discussion under the heading “Relating to Jim Skippen’s Compensation – Relinquishment of Skippen Compensation” under our Compensation Discussion and Analysis elsewhere in this Circular.

(8)

Represents the value of 321,939 RSUs granted to Mr. Skippen on February 3, 2016 which vested as to 53,658 RSUs on July 1, 2016, 53,657 RSUs on January 1, 2017 and 53,656 RSUs on each of July 1, 2017 and January 1, 2018 and will vest as to 53,656 RSUs on each of July 1, 2018 and January 1, 2019 (on the date of grant, these RSUs had a value of $1.18 each, equal to the TSX closing price of the Common Shares on February 3, 2016). The actual value received by Mr. Skippen on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(9)

Represents the value of 169,143 RSUs granted to Mr. Skippen on February 2, 2015 which vested as to 28,192 RSUs on July 1, 2015, 28,191 RSUs on January 1, 2016 and 28,190 RSUs on each of July 1, 2016, January 1, 2017, July 1, 2017 and January 1, 2018 (on the date of grant, these RSUs had a value of $2.68 each, equal to the TSX closing price of the Common Shares on February 1, 2015). The actual value received by Mr. Skippen on the vesting of any of these RSUs, differed from their grant date valuation.

(10)	From April 18, 2017 to December 31, 2017, Mr. McEwan served as our Interim Chief Executive Officer.

(11)

Represents the value of (a) 153,374 RSUs granted to Mr. McEwan on February 9, 2017 which vested as to 25,563 RSUs on February 9, 2017, 25,563 RSUs on July 1, 2017 and 25,562 RSUs on January 1, 2018, and will vest as to 25,562 RSUs on each of July 1, 2018, January 1, 2019 and July 1, 2019 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017) and (b) 78,019 RSUs granted to Mr. McEwan on February 9, 2017 which vested as to 13,004 RSUs on July 1, 2017 and 13,003 RSUs on January 1, 2018, and will vest as to 13,003 RSUs on each of July 1, 2018, January 1, 2019, July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(12)

Quarterhill granted Options to purchase up to 100,000 Common Shares to Mr. McEwan on May 12, 2017. The valuation of these option-based awards is based on the value determined in accordance with SFAS No. 123R under a Monte Carlo simulation option valuation model at the time of grant which determined the fair market value of each option at CDN$1.106 based on a conversion rate of CDN$1.00 = $0.7292 as at May 12, 2017.

(13)

Represents the value of 161,873 RSUs granted to Mr. McEwan on February 3, 2016 which vested as to 26,980 RSUs on July 1, 2016 and as to 26,979 RSUs on each of January 1, 2017, July 1, 2017 and January 1, 2018, and will vest as to 26,978 RSUs on each of July 1, 2018 and January 1, 2019 (on the date of grant, these RSUs had a value of $1.18 each, equal to the TSX closing price of the Common Shares on February 3, 2016). The actual value received by Mr. McEwan on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(14)

Represents the value of 60,350 RSUs granted to Mr. McEwan on February 2, 2015 which vested as to 10,059 RSUs on July 1, 2015 and as to 10,058 RSUs on each of January 1, 2016, July 1, 2016, January 1, 2017, July 1, 2017 and January 1, 2018 (on the date of grant, these RSUs had a value of $2.68 each, equal to the TSX closing price of the Common Shares on February 1, 2015). The actual value received by Mr. McEwan on the vesting of any of these RSUs differed from their grant date valuation.

(15)	Mr. Thompson has been Quarterhill’s Vice-President, Finance since October 1, 2016; from April 18, 2017 to December 31, 2017, he also served as our Interim Chief Financial Officer.

(16)	Represents the value of 5,910 RSUs granted to Mr. Thompson on February 9, 2017 which vested as to 985 RSUs on each of July 1, 2017 and January 1, 2018, and will vest as to 985 RSUs on each of July 1, 2018, January 1, 2019, July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017). The actual value received by Mr. Thompson on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(17)

Represents the value of (a) 189,076 RSUs granted to Mr. Frechette on February 9, 2017 which vested as to 31,513 RSUs on each of February 9, 2017, July 1, 2017 and January 1, 2018, and will vest as to 31,513 RSUs on July 1, 2018, and as to 31,512 RSUs on each of January 1, 2019 and July 1, 2019 (on the date of grant, these RSUs had a value of $1.61 each, equal to the Nasdaq closing price of the Common Shares on February 9, 2017) and (b) 90,693 RSUs granted to Mr. Frechette on February 9, 2017 which vested as to 15,116 RSUs on each of July 1, 2017 and January 1, 2018, and will vest as to 15,116 RSUs on July 1, 2018 and will vest as to 15,115 on each of January 1, 2019, July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.61 each, equal to the Nasdaq closing price of the Common Shares on February 9, 2017). The actual value received by Mr. Frechette on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(18)

Represents the value of 198,320 RSUs granted to Mr. Frechette on February 3, 2016 which vested as to 33,054 RSUs on each of July 1, 2016 and January 1, 2017, and as to 33,043 RSUs on each of July 1, 2017 and January 1, 2018, and will vest as to 33,043 RSUs on each of July 1, 2018 and January 1, 2019 (on the date of grant, these RSUs had a value of $1.17 each, equal to the Nasdaq closing price of the Common Shares on February 3, 2016). The actual value received by Mr. Frechette on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(19)

Represents the value of 54,336 RSUs granted to Mr. Frechette on February 2, 2015 which vested as to 9,057 RSUs on July 1, 2015, 9,056 RSUs on January 1, 2016, 9,057 RSUs on July 1, 2016, 9,056 RSUs on January 1, 2017 and 9,055 RSUs on each of July 1, 2017 and January 1, 2018 (on the date of grant, these RSUs had a value of $2.68 each, equal to the TSX closing price of the Common Shares on February 1, 2015). The actual value received by Mr. Frechette on the vesting of any of these RSUs differed from their grant date valuation.

(20)

Represents the value of (a) 105,042 RSUs granted to Mr. Aftab on February 9, 2017 which vested as to 17,507 RSUs on each of February 9, 2017, July 1, 2017 and January 1, 2018, and will vest as to 17,507 RSUs on each of July 1, 2018, January 1, 2019 and July 1, 2019 (on the date of grant, these RSUs had a value of $1.61 each, equal to the Nasdaq closing price of the Common Shares on February 9, 2017) and (b) 66,253 RSUs granted to Mr. Aftab on February 9, 2017 which vested as to 11,043 RSUs on July 1, 2017 and 11,042 RSUs on January 1, 2018, and will vest as to 11,042 RSUs on each of July 1, 2018, January 1, 2019, July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.61 each, equal to the Nasdaq closing price of the Common Shares on February 9, 2017). The actual value received by Mr. Aftab on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(21)

Represents the value of 114,647 RSUs granted to Mr. Aftab on February 3, 2016 which vested as to 19,109 RSUs on each of July 1, 2016 and January 1, 2017, as to 19,108 RSUs on July 1, 2017, and as to 19,107 RSUs on January 1, 2018, and will vest as to 19,107 RSUs on each of July 1, 2018 and January 1, 2019 (on the date of grant, these RSUs had a value of $1.17 each, equal to the Nasdaq closing price of the Common Shares on February 3, 2016). The actual value received by Mr. Aftab on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(22)

Represents the value of 36,151 RSUs granted to Mr. Aftab on February 2, 2015 which vested as to 6,026 RSUs on July 1, 2015 and 6,025 RSUs on each of January 1, 2016, July 1, 2016, January 1, 2017, July 1, 2017 and January 1, 2018 (on the date of grant, these RSUs had a value of $2.68 each, equal to the TSX closing price of the Common Shares on February 1, 2015). The actual value received by Mr. Aftab on the vesting of any of these RSUs differed from their grant date valuation.

(23)

Represents the value of (a) 138,037 RSUs granted to Mr. Vladescu on February 9, 2017 which vested as to 23,007 RSUs on February 9, 2017, 23,006 RSUs on each of July 1, 2017 and January 1, 2018, and will vest as to 23,006 RSUs on each of July 1, 2018, January 1, 2019 and July 1, 2019 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017) and (b) 60,468 RSUs granted to Mr. Vladescu on February 9, 2017 which vested as to 10,078 RSUs on each of July 1, 2017 and January 1, 2018, and will vest as to 10,078 RSUs on each of July 1, 2018, January 1, 2019, July 1, 2019 and January 1, 2020 (on the date of grant, these RSUs had a value of $1.62 each, equal to the TSX closing price of the Common Shares on February 9, 2017). The actual value received by Mr. Vladescu on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(24)

Represents the value of 144,564 RSUs granted to Mr. Vladescu on February 3, 2016 which vested as to 24,095 RSUs on each of July 1, 2016, January 1, 2017 and July 1, 2017 and as to 24,093 RSUs on January 1, 2018, and will vest as to 24,093 RSUs on each of July 1, 2018 and January 1, 2019 (on the date of grant, these RSUs had a value of $1.18 each, equal to the TSX closing price of the Common Shares on February 3, 2016). The actual value received by Mr.

Vladescu on the vesting of any of these RSUs, if any, will differ from their grant date valuation.

(25)

Represents the value of 40,841 RSUs granted to Mr. Vladescu on February 2, 2015 which vested as to 6,807 RSUs on each of July 1, 2015, January 1, 2016, July 1, 2016, January 1, 2017 and July 1, 2017 and as to 6,806 RSUs on January 1, 2018 (on the date of grant, these RSUs had a value of $2.68 each, equal to the TSX closing price of the Common Shares on February 1, 2015). The actual value received by Mr. Vladescu on the vesting of any of these RSUs differed from their grant date valuation.

Incentive Plan Awards

General information on Quarterhill’s incentive plans is provided under the heading “Security Based Compensation Arrangements” below.

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the Options and RSUs that had been granted and were outstanding to any of the Named Executive Officers as at December 31, 2017.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)	Number of Shares or Units of Shares that Have Not Vested (#)(3)	Market or Pay-out Value of Share-Based Awards that Have Not Vested ($)(4)

James D. Skippen(5)	400,000	$4.03	March 9, 2018	$0	388,320	$718,109
	240,000	$3.48	March 7, 2019	$0	--	--

Shaun McEwan	130,000	$3.48	March 7, 2019	$0	258,256	$477,586
	100,000	$1.72	May 12, 2023	$0	--	--

Stephen Thompson	0	N/A	N/A	$0	4,925	$9,108

Marc Frechette	200,000	$2.72	August 9, 2019	$0	309,841	$573,206

Fahim Aftab	150,000	$2.72	August 9, 2019	$0	188,584	$348,880

Michael Vladescu	440,000	$4.03	March 9, 2018	$0	221,499	$409,612
	120,000	$3.48	March 7, 2019	$0	--	--

Notes:

(1)

Represents Option exercise prices converted from Canadian dollars to United States dollars using the Bank of Canada closing exchange rate on December 29, 2017 (the last business day of 2017) of CDN$1.00 = US$0.7971.

(2)

Represents the difference between the market value of the Common Shares on December 31, 2017, based on the TSX closing price of the Common Shares of $1.85 on December 29, 2017 (the last TSX trading day of 2017, as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date), and the United States dollar exercise price of the relevant Options.

(3)	Represents unvested RSUs held at December 31, 2017.

(4)

Represents the pay-out value of unvested RSUs on December 31, 2017 based on the market value of the Common Shares on December 31, 2017, based on the TSX closing price of the Common Shares of $1.85 on December 29, 2017 (the last TSX trading day of 2017, as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date). Actual amounts to be paid out upon the vesting of such RSUs will differ from such values.

(5)

Information relating to Mr. Skippen does not include Options to purchase up to 200,000 Common Shares and 234,277 RSUs relinquished and given up by Mr. Skippen. Please also refer to the discussion under the heading “Relating to Jim Skippen’s Compensation – Relinquishment of Skippen Compensation” under our Compensation Discussion and Analysis elsewhere in this Circular.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during fiscal 2017.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)(3)

James D. Skippen	$0	$579,739 (4)	$108,536

Shaun McEwan	$0	$258,586 (5)	$71,811

Stephen Thompson	$0	$1,453 (6)	$15,423

Marc Frechette	$0	$273,596 (7)	$34,118

Fahim Aftab	$0	$164,055 (8)	$24,555

Michael Vladescu	$0	$227,256 (9)	$29,795

Notes:

(1)

The value of option-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date. The amounts reflect the value of the vested options assuming they were exercised on the vesting date and not realized values.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

The value of Canadian dollar incentive compensation paid to Named Executive Officers other than to Mr. Frechette and Mr. Aftab was converted to United States dollars using the Bank of Canada closing exchange rate on March 2, 2018, the date on which these amounts were calculated (all such amounts to be paid in March 2018), of CDN$1.00 = US$0.7757. Amounts paid to Mr. Frechette and to Mr. Aftab were paid in United States dollars.

(4)

Represents payments in respect of: (a) 118,762 RSUs that vested on January 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; (b) 51,125 RSUs that vested on February 9, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; (c) 178,761 RSUs that vested on July 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.48; and (d) 23,000 RSUs that vested on August 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.41.

(5)

Represents payments in respect of: (a) 62,544 RSUs that vested on January 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; (b) 25,563 RSUs that vested on February 9, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; and (c) 75,604 RSUs that vested on July 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.48.

(6)	Represents payments in respect of 985 RSUs that vested on July 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.48.

(7)

Represents payments in respect of: (a) 53,947 RSUs that vested on January 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; (b) 31,513 RSUs that vested on February 9, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; and (c) 88,737 RSUs that vested on July 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.48.

(8)

Represents payments in respect of: (a) 33,323 RSUs that vested on January 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; (b) 17,507 RSUs that vested on February 9, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; and (c) 53,683 RSUs that vested on July 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.48.

(9)

Represents payments in respect of: (a) 56,599 RSUs that vested on January 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; (b) 23,007 RSUs that vested on February 9, 2017 on which date the closing price of the Common Shares on the TSX was $1.67; and (c) 63,986 RSUs that vested on July 1, 2017 on which date the closing price of the Common Shares on the TSX was $1.48.

Termination and Change of Control Benefits

Pursuant to the Skippen Agreement, if Mr. Skippen’s employment is terminated without “just cause”, he would be entitled to payment of $1,394,925C, to continue vesting any RSUs pursuant to their terms and to exercise any Options and PRSUs for the duration of their terms. If Mr. Skippen’s employment is terminated for “just cause” or if he resigns, he would not be entitled to any such benefits. The Skippen Agreement does not provide for any such benefits upon any change of control of QuarterhillD. Quarterhill is also required to establish some form of retirement plan for Mr. Skippen although no details or quantum have been prescribed for such a plan.

Pursuant to Mssrs. McEwan’s and Vladescu’s respective employment agreements, each as amended, if either such Named Executive Officer’s employment is terminated without cause (including by way of constructive dismissal), such Named Executive Officer is entitled to:

(1)	payment of 24 months’ base salary and payment of 2 years’ target annual incentive;

(2)

immediate vesting and payout of all unvested RSUs that would have vested in the next 2 years and that would have otherwise terminated unvested upon the Named Executive Officer’s termination of employment; and

(3)	immediate full vesting of all Options held by such Named Executive Officer.

Pursuant to Mr. Thompson’s employment agreement, if his employment is terminated without cause (including by way of constructive dismissal), he is entitled to payment of (a) 13 weeks’ base salary if he is terminated prior to September 26, 2019; and (b) an additional 4 weeks’ base salary for each complete year worked following September 26, 2018 to a maximum of (a) and (b) not to exceed 52 weeks’ base salary.

Subject to applicable laws, pursuant to Mr. Frechette’s and Mr. Aftab’s respective employment agreements, each of Mr. Frechette’s and Mr. Aftab’s respective employment with Quarterhill are on an “at will” basis and may be terminated at any time for any reason or no reason without any obligation to Quarterhill.

In addition to certain other covenants made by each Named Executive Officer, upon any termination of employment, each Named Executive Officer has also agreed to: (a) not reveal any of Quarterhill’s confidential information following such termination; (b) not, directly or indirectly, induce any employee of Quarterhill to leave the employ of Quarterhill for 2 years following such termination; (c) be available following such termination to assist with the orderly transition of their roles, duties and responsibilities with us to their successor(s); and (d) cooperate with us in any litigation following termination.

A	As converted from Canadian dollars based on the Bank of Canada closing exchange rate on December 29, 2017 (the last business day of 2017) of CDN$1.00 = US$0.7971.
B

A circumstance in which Mr. Skippen provides at least one year’s notice of resignation, agrees to enter into a 5-year consulting contract with Quarterhill and agrees to work to find a suitable replacement Chief Executive Officer, will be treated as a termination without “just cause”.

Furthermore, pursuant to Mr. Vladescu’s employment agreement, any “Change of Control” (as that term is defined in Quarterhill’s 2001 Share Option Plan (the “Option Plan”)) of Quarterhill will be deemed to result in Mr. Vladescu’s employment with us being terminated without cause, thereby entitling him to the rights to which he would be entitled under any other termination without cause.

Payments on Termination

The following table provides details regarding the estimated incremental payments from Quarterhill to each Named Executive Officer assuming termination on December 31, 2017(1).

Name	Salary Based Entitlements	Other Cash Based Entitlements	Other Incentive Plan Based Entitlements

James D. Skippen	$1,394,925	$31,884	$1,043,898

Shaun McEwan	$495,439	$55,101	$1,142,951

Stephen Thompson	$32,362	$0	$50,049

Marc Frechette	$0	$0	$261,128

Fahim Aftab	$0	$0	$184,580

Michael Vladescu	$500,144	$60,007	$860,582

Note:

(1)

Except with respect to Messrs. Frechette and Aftab, all amounts are as converted to United States dollars using the Bank of Canada closing exchange rate on December 29, 2017 (the last business day of 2017) of CDN$1.00 = US$0.7971. Mr. Frechette’s and Mr. Aftab’s respective incentive compensation is paid in United States dollars.

Director Compensation

The following table provides information regarding compensation paid to non-executive members of the Board during fiscal 2017.

Name	Fees Earned ($)	Share-Based Awards ($) (1)	Option-Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Roxanne Anderson	$45,917	$447 (3)	$37,338	--	--	$83,701

Dr. Michel Fattouche	$49,800	$830 (4)	$37,338	--	--	$87,967

John Gillberry	$56,800	$12,118 (5)	$37,338	--	--	$106,255

Ron Laurie	$55,000	$562 (6)	$37,338	--	--	$92,899

Paul McCarten	$107,800	$11,313 (7)	$37,338	--	--	$156,451

Ian McKinnon	$3,036	$19,613 (8)	$37,338	--	--	$59,986

Richard Shorkey	$61,167	$1,456 (9)	$37,338	--	--	$99,960

Notes:

(1)

The value of share-based awards was calculated using the applicable TSX closing price on the grant date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(2)

Quarterhill granted Options to purchase up to 46,296 Common Shares to each Board member on May 12, 2017. The valuation of these option-based awards is based on the value determined in accordance with SFAS No. 123R under a Monte Carlo simulation option valuation model at the time of grant which determined the fair market value of each option at CDN$1.106 based on a conversion rate of CDN$1.00 = $0.7292 as at May 12, 2017.

(3)

Represents the grants to Ms. Anderson of: 71.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 75.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 61.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 77.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(4)

Represents the grants to Dr. Fattouche of: 132.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 139.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 113.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 143.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(5)

Represents the grants to Mr. Gillberry of: 273.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 288.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 234.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; 295.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31; and 6,000.00 DSUs on December 15, 2017 on which date the TSX closing price of the Common Shares was $1.73.

(6)

Represents the grants to Mr. Laurie of: 89.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 94.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 77.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 97.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(7)

Represents the grants to Mr. McCarten of: 145.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 153.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 124.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; 157.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31; and 6,000.00 DSUs on December 15, 2017 on which date the TSX closing price of the Common Shares was $1.73.

(8)

Represents the grants to Mr. McKinnon of: 6,940.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 7,132.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(9)

Represents the grants to Mr. Shorkey of: 232.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 244.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 198.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 251.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

Currently, during fiscal 2018, subject to the minimum equity ownership requirement discussed below, each non-executive member of the Board is entitled to receive a base fee in the amount of $40,000 and the Chairman is entitled to receive an additional fee in the amount of $45,000. The chairs of each of the Audit Committee, Compensation Committee, Governance Committee and Nominating Committee are entitled to receive additional fees in the amounts of $20,000, $15,000, $8,000 and $8,000 respectively. Each member of the Audit Committee and the Compensation Committee, other than their respective chairs, are entitled to receive additional fees in the amount of $2,000. Each member of the Governance Committee and the Nominating Committee, other than their respective chairs, are entitled to receive additional fees in the amount of $1,000. Members of the Board who attend meetings in person, away from their place of residence, are entitled, for each such meeting, to additional fees in the amount of (a) $1,700 for members residing within a short (e.g. less than 2 hours’) regular flight of the meeting location, (b) $2,200 for members residing within a medium (e.g. between 2 and 5 hours’) regular flight of the meeting location and (c) $3,000 for members residing within a distant (e.g. more than 5 hours’) regular flight of the meeting location. Directors are also reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Minimum Common Share Ownership Requirement

For several years the Board has had in place a minimum equity ownership requirement for non-executive directors under which each such director was required to hold a combination of Common Shares, DSUs and/or RSUs having an aggregate value of CDN$50,000. This minimum threshold must be met within 5 years of joining the Board. As at December 31, 2017, all non-executive members of the Board exceeded that equity ownership requirement.

On February 28, 2018, the Board established a more demanding and rigorous minimum Common Share ownership requirement for non-executive directors which will require each such director to hold Common Shares having a value equal to 3 times the director’s annual base fee (i.e. 3 times $40,000 per director in 2018 = $120,000). This new minimum threshold must be satisfied within 5 years.  The non-executive members of the Board as at December 31, 2017 held the following Common Shares with the following values:

Name of Board Member	Common Shares Held on December 31, 2017	Aggregate Value of Common Shares(1)
Roxanne Anderson	18,000	$33,300
Dr. Michel T. Fattouche	1,917,264	$3,546,938
John K. Gillberry	90,000	$166,500
Ron Laurie	22,275	$41,209
W. Paul McCarten	50,000 (2)	$92,500
Ian McKinnon	12,500	$23,125
Richard J. Shorkey	37,601 (3)	$69,562

Notes:

(1)

Represents the value of Common Shares held on December 31, 2017 based on the TSX closing price of the Common Shares of $1.85 on December 29, 2017 (the last TSX trading day of 2017, as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date).

(2)	Does not include 3,600 Common Shares owned beneficially and of record by Mr. McCarten’s spouse, over which Common Shares Mr. McCarten has irrevocably disclaimed any and all control and direction.
(3)	Includes 5,000 Common Shares held by Mr. Shorkey’s spouse.

Directors’ Outstanding Share-Based Awards and Option Based Awards

The following table sets out all of the Options that had been granted and were outstanding to any of the members of the Board as at December 31, 2017.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)

Roxanne Anderson	35,211	$2.26	July 28, 2022	$0	2,656	$4,912
	20,000	$3.48	March 7, 2019	$0	--	--
	46,296	$1.72	May 12, 2023	$0	--	--

Dr. Michel	19,802	$4.03	March 9, 2018	$0	3,482	$6,439
Fattouche	20,000	$3.48	March 7, 2019	$0	--	--
	35,211	$2.26	July 28, 2022	$0	--	--
	46,296	$1.72	May 12, 2023	$0	--	--

John Gillberry	19,802	$4.03	March 9, 2018	$0	3,482	$6,439
	20,000	$3.48	March 7, 2019	$0	--	--
	35,211	$2.26	July 28, 2022	$0	--	--
	46,296	$1.72	May 12, 2023	$0	--	--

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)(1)	Option Expiration Date	Value of Unexercised In-the-Money Options ($) (2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)

Ron Laurie	35,211	$2.26	July 28, 2022	$0	2,656	$4,912
	20,000	$3.48	March 7, 2019	$0	--	--
	46,296	$1.72	May 12, 2023	$0	--	--

W. Paul McCarten	19,802	$4.03	March 9, 2018	$0	3,482	$6,439
	20,000	$3.48	March 7, 2019	$0	--	--
	35,211	$2.26	July 28, 2022	$0	--	--
	46,296	$1.72	May 12, 2023	$0	--	--

Ian McKinnon	46,296	$1.72	May 12, 2023	$0	0	$0

Richard Shorkey	19,802	$4.03	March 9, 2018	$0	3,482	$6,439
	20,000	$3.48	March 7, 2019	$0	--	--
	35,211	$2.26	July 28, 2022	$0	--	--
	46,296	$1.72	May 12, 2023	$0	--	--

Notes:

(1)

Represents Option exercise prices converted from Canadian dollars to United States dollars using the Bank of Canada closing exchange rate on December 29, 2017 (the last business day of 2017) of CDN$1.00 = US$0.7971.

(2)

Represents the difference between the market value of the Common Shares on December 31, 2017, based on the TSX closing price of the Common Shares of $1.85 on December 29, 2017 (the last TSX trading day of 2017, as converted to United States dollars using the Bank of Canada closing exchange rate of CDN$1.00 = US$0.7971 on that date), and the United States dollar exercise price of the relevant Options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each member of the Board, the value vested for all outstanding Option-based and share-based awards and the value earned for all non-equity incentive plan compensation during fiscal 2017.

Name	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)

Roxanne Anderson	$0 (3)	$8,793 (4)	--

Dr. Michel Fattouche	$0 (5)	$11,773 (6)	--

John Gillberry	$0 (7)	$23,062 (8)	--

Ron Laurie	$0 (9)	$8,908 (10)	--

W. Paul McCarten	$0 (11)	$22,256 (12)	--

Ian McKinnon	N/A	$19,613 (13)	--

Richard Shorkey	$0 (14)	$12,399 (15)	--

Notes:

(1)

The value of option-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date. The amounts reflect the value of the vested options assuming they were exercised on the vesting date and not realized values.

(2)

The value of share-based awards was calculated using the applicable TSX closing price on the vesting date in Canadian dollars as converted to United States dollars using the Bank of Canada closing exchange rate on that date.

(3)

Represents the vesting of 35,211 Options having an exercise price of $2.28 on July 29, 2017 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2017 of CDN$1.00 = US$0.8034) on which date the TSX closing price of the Common Shares was $1.43.

(4)

Represents: (a) a payment in respect of 2,656 RSUs that vested on January 1, 2017 on which date the TSX closing price of the Common Shares was $1.67 and a payment in respect of 2,656 RSUs that vested on July 1, 2017 on which date the TSX closing price of the Common Shares was $1.48; and (b) the grants of: 71.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 75.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 61.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.41; and 77.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(5)

Represents the vesting of 35,211 Options having an exercise price of $2.28 on July 29, 2017 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2017 of CDN$1.00 = US$0.8034) on which date the TSX closing price of the Common Shares was $1.43.

(6)

Represents: (a) a payment in respect of 3,483 RSUs that vested on January 1, 2017 on which date the TSX closing price of the Common Shares was $1.67 and a payment in respect of 3,482 RSUs that vested on July 1, 2017 on which date the TSX closing price of the Common Shares was $1.48; and (b) the grants of: 132.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 139.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 113.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 143.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(7)

Represents the vesting of 35,211 Options having an exercise price of $2.28 on July 29, 2017 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2017 of CDN$1.00 = US$0.8034) on which date the TSX closing price of the Common Shares was $1.43.

(8)

Represents: (a) a payment in respect of 3,483 RSUs that vested on January 1, 2017 on which date the TSX closing price of the Common Shares was $1.67 and a payment in respect of 3,482 RSUs that vested on July 1, 2017 on which date the TSX closing price of the Common Shares was $1.48; and (b) the grants of: 273.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 288.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 234.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; 295.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31; and 6,000.00 DSUs on December 15, 2017 on which date the TSX closing price of the Common Shares was $1.73.

(9)

Represents the vesting of 35,211 Options having an exercise price of $2.28 on July 29, 2017 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2017 of CDN$1.00 = US$0.8034) on which date the TSX closing price of the Common Shares was $1.43.

(10)

Represents: (a) a payment in respect of 2,656 RSUs that vested on January 1, 2017 on which date the TSX closing price of the Common Shares was $1.67 and a payment in respect of 2,656 RSUs that vested on July 1, 2017 on which date the TSX closing price of the Common Shares was $1.48; and (b) the grants of: 89.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 94.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 77.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 97.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(11)

Represents the vesting of 35,211 Options having an exercise price of $2.28 on July 29, 2017 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 28, 2017 of CDN$1.00 = US$0.8034) on which date the TSX closing price of the Common Shares was $1.43.

(12)

Represents: (a) a payment in respect of 3,483 RSUs that vested on January 1, 2017 on which date the TSX closing price of the Common Shares was $1.67 and a payment in respect of 3,482 RSUs that vested on July 1, 2017 on which date the TSX closing price of the Common Shares was $1.48; and (b) the grants of: 145.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 153.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 124.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; 157.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31; and 6,000.00 DSUs on December 15, 2017 on which date the TSX closing price of the Common Shares was $1.73.

(13)	Represents the grants of: 6,940.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common

Shares was $1.48; and 7,132.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

(14)

Represents the vesting of 35,211 Options having an exercise price of $2.28 on July 29, 2017 (as converted to United States dollars based on the Bank of Canada closing exchange rate on July 29, 2017 of CDN$1.00 = US$0.8034) on which date the TSX closing price of the Common Shares was $1.43.

(15)

Represents: (a) a payment in respect of 3,483 RSUs that vested on January 1, 2017 on which date the TSX closing price of the Common Shares was $1.67 and a payment in respect of 3,482 RSUs that vested on July 1, 2017 on which date the TSX closing price of the Common Shares was $1.48; and (b) the grants of: 232.00 DSUs on January 13, 2017 on which date the TSX closing price of the Common Shares was $1.67; 244.00 DSUs on April 7, 2017 on which date the TSX closing price of the Common Shares was $1.83; 198.00 DSUs on August 4, 2017 on which date the TSX closing price of the Common Shares was $1.48; and 251.00 DSUs on October 13, 2017 on which date the TSX closing price of the Common Shares was $1.31.

Security-Based Compensation Arrangements

Option Plan

The Option Plan was originally established in 2001 and has been amended in each of 2005, 2006, 2007, 2008, 2010 and 2013. Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any Common Shares issuable under Quarterhill’s Deferred Stock Unit Plan (the “DSU Plan”), Quarterhill’s Employee Stock Purchase Plan (the “Purchase Plan”) and any other equity compensation plan. The Option Plan is in place to assist Quarterhill in attracting, retaining and motivating our directors, officers, employees and consultants (“Participants”) and to closely align their personal interests with those of Quarterhill’s shareholders by providing Participants with the opportunity, through Options, to acquire Common Shares.

If the Equity Plan is approved at the Meeting, the Option Plan will be terminated and all Options that remain outstanding will be governed by the provisions of the Equity Plan. If the Equity Plan is not approved at the Meeting, the Option Plan will not be terminated and additional Options may be granted under the Option Plan in accordance with its terms.

The Option Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the Option Plan, to interpret the Option Plan, to amend or discontinue the Option Plan and to make all other determinations deemed necessary or advisable for the administration of the Option Plan. This includes the discretion to decide who will participate in the Option Plan. Under the provisions of the Option Plan, the Compensation Committee has delegated certain authority to Quarterhill’s CEO who has been authorized to grant up to 200,000 Options in any calendar year to any employee or consultant (other than himself or any of Quarterhill’s Chief Financial Officer, Chief Operating Officer, General Counsel or Corporate Secretary).

The period during which an Option may be exercised (the “Exercise Period”), subject to the provisions of the Option Plan requiring acceleration of rights of exercise, is the period determined by the Compensation Committee at the time of grant, provided that no Option may be exercised beyond 10 years from its date of grant. Each Option shall, among other things, contain provisions to the effect that the Option is personal to the optionee and may not be assigned. Each Option must provide that: (a) upon the death of the optionee, the Option will terminate on the earlier of the date determined by the Compensation Committee, which shall not be more than 12 months from the date of death, and the last day of the Exercise Period; and (b) if the optionee is no longer a director or officer of, in the employ of, or providing ongoing management or consulting services to Quarterhill, the Option shall terminate on the earlier of (i) the expiry of the period not in excess of 90 days following the date that the optionee ceases to be a Quarterhill director, officer or employee, or ceases to provide ongoing management or consulting services to Quarterhill, as the case may be, and (ii) the last day of the Exercise Period.

Any Option that would expire during or immediately following any “blackout” period during which we impose trading restrictions on employees and directors, will have its expiration date extended to the date which is 10 business days following the end of that “blackout” period, provided that no Option may be exercised beyond 10 years from its date of grant.

The maximum number of Common Shares that may be reserved for issuance to any one Participant pursuant to Options granted under the Option Plan may not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to Quarterhill insiders pursuant to the Option Plan and issued to insiders under the Option Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all of our security-based compensation arrangements is 10% of the Common Shares then issued and outstanding.

The exercise price of Options issued under the Option Plan is determined by the Compensation Committee but cannot be less than the closing market price of the Common Shares on the TSX on the trading day immediately prior to the date of grant (if no trades occurred on such a day, then on the next previous day on which trading took place) or such other price determined under the Option Plan as may be set by the Board and approved by the TSX.

If Quarterhill is required to deduct, withhold and remit taxes arising from any Option exercise to any taxing authority under applicable laws, the Option Plan requires us to determine the amount of those taxes (each, a “Withholding Amount”) and, at its discretion: (a) require the Participant exercising those Options to pay that Withholding Amount; (b) deduct and withhold Common Shares equal in value to that Withholding Amount (the “Withheld Shares”) from any Common Shares issued upon such exercise; and/or (c) take any other action(s) reasonably necessary to satisfy these requirements. Quarterhill may sell or otherwise dispose of any Withheld Shares, at such times and at such prices as it determines, at its sole discretion but acting reasonably, that may be necessary to satisfy any Withholding Amount requirement, and remit to the exercising Participant any remaining proceeds not so required. Quarterhill is not required to seek or obtain a minimum price for any Withheld Shares sold or disposed of, nor shall it be liable to any person for any loss arising out of any such sale or disposition.

Quarterhill generally permits one third of an Option grant to vest, with respect to any new Participant, on the first anniversary of the date that such Participant begins rendering services to us and, with respect to existing Participants, on the first anniversary of the date at which any such existing Participant signs an agreement relating to an Option grant, with an additional one third vesting on each of the 2 following anniversaries of each such date. The Compensation Committee retains discretion to vary the vesting provisions of specific Option grants. Under the Option Plan, any unvested Options that are outstanding immediately prior to the occurrence of any change of control or acquisition of Quarterhill, or acquisition of all or substantially all of its business, become fully exercisable upon the occurrence of any such event.

Options granted under the Option Plan may not be assigned in any manner whatsoever and the Board currently has the right, at its sole discretion, to amend the Option Plan from time to time and at any time. No amendment to the Option Plan may, however, alter or impair any Participant’s existing rights under the Option Plan or increase any Participant’s existing obligations under the Option Plan without that Participant’s consent. Certain amendments of the Option Plan are subject to the prior approval of the TSX and may require the approval of Quarterhill’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Option Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan; (b) suspension or termination of the Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the Option Plan; (e) any amendment relating to the eligibility of any director, officer, employee or service provider of Quarterhill or our subsidiaries to receive an Option under the Option Plan; (f) amendments to reduce the exercise price of an Option, except with respect to an Option granted to an insider; (g) amendments to the termination provisions of the Option Plan or any outstanding Option, provided no such amendment may result in an extension of any outstanding Option held by an insider beyond its original expiry date; (h) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of Quarterhill capital stock; (i) amendments to permit awards granted under the Option Plan to be transferable; and (j) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

Options to purchase up to 10% of the outstanding Common Shares, less any Common Shares reserved for issuance under the DSU Plan, the Purchase Plan and any other equity compensation plan, have been authorized under the Option Plan. At February 28, 2018, there were outstanding Options granted pursuant to the Option Plan to purchase up to 5,139,559 Common Shares (or approximately 4.33% of the 118,658,249 outstanding Common Shares at that date) at prices ranging from CDN$1.89 to CDN$5.05 per share and expiring at various dates through May 12, 2023. As at February 28, 2018, our executive officers and directors held, in the aggregate, Options to purchase up to 1,973,546 Common Shares (or approximately 1.66% of the 118,658,249 outstanding Common Shares at that date), only 300,000 of which Options has an exercise price equal to or less than the closing price of the Common Shares on the TSX on that date.

The annual “burn rate” of the Option Plan for the years ended December 31, 2017, 2016 and 2015 is set out below as calculated in accordance with TSX requirements.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Option Plan Burn Rate (1)	1.47%	0.22%	0.00%

(1)

The burn rate is equal to the number of Options granted during the fiscal year divided by the weighted average number of Common Shares outstanding during the applicable fiscal year. For fiscal 2017, we granted Options to purchase up to 1,749,072 Common Shares and had a weighted average of 118,607,569 Common Shares outstanding. For fiscal 2016, we granted Options to purchase up to 256,477 Common Shares and had a weighted average of 119,245,581 Common Shares outstanding. For fiscal 2015, we did not grant any Options.

If the Equity Plan Resolution is passed by shareholders at the Meeting, the Option Plan will terminate and all outstanding Options will be governed by the terms of the Equity Plan – see the discussion under the heading “Particulars of Matters to be Acted Upon – Equity Plan Resolution” below for further details.

Deferred Stock Unit Plan

The DSU Plan was originally adopted by the Board effective February 23, 2005, and provided for the issuance of DSUs which were redeemable for cash only. Effective March 14, 2006, the Board amended the DSU Plan to permit the issuance of either Common Shares or cash upon the redemption of DSUs, and the DSU Plan as amended was adopted by shareholders on April 20, 2006. Further amendments to the DSU Plan were approved by Quarterhill’s shareholders on April 26, 2007 and by the Board on June 3, 2008, December 19, 2008 and May 5, 2010. No more than 430,000 Common Shares may be issued under the DSU Plan, which represents approximately 0.36% of the 118,658,249 outstanding Common Shares on February 28, 2018.

If the Equity Plan is approved at the Meeting, the DSU Plan will be terminated, immediately upon which termination all then-outstanding DSUs will be converted into Common Shares in accordance with the provisions of the DSU Plan. If the Equity Plan is not approved at the Meeting, the DSU Plan will not be terminated, the outstanding DSUs will not be converted into Common Shares except as required by the DSU Plan and additional DSUs may be granted under the DSU Plan in accordance with its terms.

The DSU Plan provides selected officers, employees, consultants and members of the Board with compensation opportunities which are compatible with shareholder interests, encourages a sense of ownership and enhances Quarterhill’s ability to retain key personnel and reward significant achievements. The DSU Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the DSU Plan, to interpret the DSU Plan, to amend or discontinue the DSU Plan and to make all other determinations deemed necessary or advisable for the administration of the DSU Plan. This includes the discretion to decide who will participate in the DSU Plan. Under the provisions of the DSU Plan, the Compensation Committee has delegated certain authority to Quarterhill’s CEO and authorized him to grant up to 100,000 DSUs in any year to any employee or consultant (other than himself or any of Quarterhill’s Chief Financial Officer, Chief Operating Officer, General Counsel or Corporate Secretary).

The maximum number of Common Shares that may be reserved for issuance to any one insider and its associates pursuant to DSUs granted under the DSU Plan may not exceed 5% of the then issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance to Quarterhill insiders pursuant to the DSU Plan and issued to insiders under the DSU Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all Quarterhill security-based compensation arrangements is 10% of the Common Shares then issued and outstanding. The number of Common Shares reserved for issuance pursuant to the redemption of DSUs by non-executive members of the Board may not exceed 1.4% of the total number of issued and outstanding Common Shares at any time.

Under the DSU Plan, DSUs are redeemable for their cash equivalent value (the “Cash Equivalent”) or for Common Shares (either issued from treasury or acquired on the open market). The Cash Equivalent is the amount in Canadian dollars equal to the number of DSUs redeemed multiplied by either, at the sole discretion of the Compensation Committee: (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the date of redemption of the DSUs; or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of redemption of the DSUs.

The calculation of the number of Common Shares to be issued from treasury upon a redemption of DSUs is based on, at the sole discretion of the Compensation Committee, either (a) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the relevant redemption date or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the relevant redemption on which there was a closing price.

If Quarterhill acquires Common Shares on the open market upon a redemption of DSUs, those Common Shares will be acquired through an independent broker designated by the Compensation Committee (the “Designated Broker”). We will, in such circumstances, calculate the number of whole Common Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the holder of DSUs. Quarterhill, on behalf of the holder of DSUs, will pay the purchase price of the Common Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related to the purchase of the Common Shares.

DSUs vest immediately upon grant, but may only be redeemed upon a DSU holder’s termination (not later than 10 business days prior to the end of the 90 day period following the date of termination), retirement or death (not later than 10 business days prior to the end of the one year period following the date of retirement or death, or December 10 of the calendar year following the year in which the retirement or death occurs). DSUs may not be assigned or transferred in any manner whatsoever other than in the case of the death or incapacity of a participant in the DSU Plan.

The Board currently has the right, at its sole discretion, to amend the DSU Plan from time to time and at any time. No amendment to the DSU Plan may, however, alter or impair any participant’s existing rights under the DSU Plan or increase any participant’s existing obligations under the DSU Plan without that participant’s consent. Certain amendments of the DSU Plan are subject to the prior approval of the TSX and the following amendments to the DSU Plan require the approval of our shareholders: (a) increases to the number of Common Shares issuable under the DSU Plan; (b) increases to the number of Common Shares issuable to insiders in general or issued to insiders within any one-year period; (c) changes to the formula used to calculate the number of DSUs credited to a participant with the intention of increasing the number of DSUs issuable; (d) changes that would permit the transfer or assignment of DSUs for any reason other than in connection with a participant’s estate planning; and (e) changes to the formula used to calculate the number of Common Shares from treasury to be delivered to a participant upon redemption of DSUs with the intention of increasing the entitlement of a participant thereunder. In addition, no amendment may be made to the DSU Plan that would cause the acceleration of redemption of any DSUs at a time earlier than generally contemplated by the DSU Plan.

Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the DSU Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (b) suspension or termination of the DSU Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the DSU Plan; (e) any amendment relating to the eligibility of any director, officer or employee of Quarterhill or our subsidiaries to receive a DSU under the DSU Plan; and (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

As at February 28, 2018, the total number of DSUs issued and outstanding under the DSU Plan was 228,433, representing approximately 0.19% of the 118,658,249 outstanding Common Shares at that date if all DSUs were exercised in exchange for Common Shares. Quarterhill provides no financial assistance to participants to facilitate the purchase of securities under the DSU Plan.

The annual “burn rate” of the DSU Plan for the years ended December 31, 2017, 2016 and 2015 is set out below as calculated in accordance with TSX requirements.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
DSU Plan Burn Rate (1)	0.03%	0.03%	0.01%

(1)

The burn rate is equal to the number of DSUs granted during the fiscal year divided by the weighted average number of Common Shares outstanding during the applicable fiscal year. For fiscal 2017, we granted 31,066 DSUs and had a weighted average of 118,607,569 Common Shares outstanding. For fiscal 2016, we granted 36,626 DSUs and had a weighted average of 119,245,581 Common Shares outstanding. For fiscal 2016, we granted 15,872 DSUs and had a weighted average of 120,713,535 Common Shares outstanding.

If the Equity Plan Resolution is passed by shareholders at the Meeting, the DSU Plan will terminate, all DSUs existing will immediately convert into Common Shares pursuant to the terms of the DSU Plan and any future DSUs will be granted under the Equity Plan.

Employee Stock Purchase Plan

The Purchase Plan was originally adopted by the Board on February 21, 2008 and was approved by shareholders on March 27, 2008 with certain amendments approved by shareholders on May 13, 2015. Certain housekeeping amendments to the Purchase Plan were approved by the Board on June 3 and October 16, 2008, December 9, 2009 and April 10, 2015.

The Purchase Plan is intended to encourage Common Share ownership by eligible employees of Quarterhill and its participating subsidiaries, so they may share in our growth by acquiring or increasing their proprietary interest in Quarterhill. All regular full-time employees of Quarterhill, but not non-executive members of the Board, may participate in the Purchase Plan. The Purchase Plan is administered by the Compensation Committee.

Eligible employees may participate in the Purchase Plan by way of payroll deduction during each 6-month “offering period”. At the end of each such 6-month period, the funds contributed by employees are used to purchase Common Shares from treasury. The purchase price of any such Common Shares is the lowest Common Share market closing price during the 6-month period, less an additional 10%. An aggregate maximum of 800,000 Common Shares may be purchased under the Purchase Plan, with a limit of 400,000 Common Shares in any one year. Employees may not contribute more than 5% of their annual salary to the Purchase Plan. The maximum number of Common Shares that may be reserved for issuance to Quarterhill insiders pursuant to the Purchase Plan and issuable to insiders under the Purchase Plan within any one-year period is 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all Quarterhill security-based compensation arrangements is 10% of the Common Shares then issued and outstanding. We do not provide any financial assistance to eligible employees to facilitate the purchase of Common Shares under the Purchase Plan.

Under the Purchase Plan, participants may terminate their participation upon 5 business days’ written notice or at any time subject to Quarterhill’s CEO’s discretion. In addition, a participant’s participation under the Purchase Plan will terminate immediately upon their termination as an employee of Quarterhill or our subsidiaries, although that former participant’s contributions to the Purchase Plan accrued to the date of termination may be used to purchase Common Shares under the Purchase Plan. The Purchase Plan will terminate on the earlier of (1) the date that the Board resolves to terminate the Purchase Plan and (2) the date on which no further Common Shares are available for purchase under the Purchase Plan. Rights under the Purchase Plan are not assignable other than by will, and may only be exercised during a participant’s lifetime by that participant or the participant’s guardian or legal representatives. Upon any sale of all or substantially all of Quarterhill’s assets or a merger of Quarterhill with another corporation, each right under the Purchase Plan must be assumed or an equivalent right be substituted by the successor to Quarterhill.

The Board has the right to amend the Purchase Plan from time to time and at any time, however, no amendment to the Purchase Plan may alter or impair any eligible employee’s existing rights or increase their existing obligations thereunder without that employee’s consent. Certain amendments of the Purchase Plan are subject to the prior approval of the TSX and may require the approval of our shareholders; in particular, no amendments may be made to the Purchase Plan to increase the number of Common Shares issuable thereby or to increase the effective discount to the purchase price at which Common Shares may be purchased by eligible employees without the approval of Quarterhill’s shareholders. Shareholder approval should not generally be required for amendments such as the following: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Purchase Plan, including any amendment for the purpose of curing any ambiguity, error or omission in the Purchase Plan or to correct or supplement any provision of the Purchase Plan that is inconsistent with any other provision of the Purchase Plan; (b) suspension or termination of the Purchase Plan; (c) amendments to respond to changes in legislation, regulations, instruments, stock exchange rules or accounting or auditing requirements; (d) amendments respecting administration of the Purchase Plan; (e) any amendment relating to the eligibility of any employee of Quarterhill or our subsidiaries to purchase Common Shares under the Purchase Plan; (f) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of Quarterhill capital stock; and (g) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law.

As at February 28, 2018, 667,100 Common Shares have been issued pursuant to the Purchase Plan representing approximately 0.56% of the 118,658,249 outstanding Common Shares at that date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under Quarterhill’s equity compensation plans as at December 31, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,499,346 (1)	$2.77 (2)	6,366,479 (3)

Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	5,499,346	$2.77	6,366,479

(1)

These securities include Common Shares issuable pursuant to the exercise of 5,139,559 Options issued and outstanding under the Option Plan (see “Statement of Executive Compensation - Option Plan” above), 226,887 DSUs issued and outstanding under the DSU Plan (see “Statement of Executive Compensation – Deferred Stock Unit Plan” above) and an aggregate 132,900 Common Shares remaining issuable pursuant to the Purchase Plan, each as at December 31, 2017.

(2)	As converted from Canadian dollars using the Bank of Canada closing exchange rate on December 29, 2017 (the last business day of 2017) of CDN$1.00 = US$0.7971.

(3)

Quarterhill’s equity compensation plans (which, at December 31, 2017, were the Option Plan, the DSU Plan and the Purchase Plan), in the aggregate, provide for the issuance of up to 10% of the issued and outstanding Common Shares at any given time (i.e. 10% of 118,658,249 issued and outstanding Common Shares at December 31, 2017).

Indebtedness of Directors and Senior Officers

Management is not aware of any indebtedness outstanding to Quarterhill by any of our current or former directors, executive officers or other Quarterhill employees, any nominees for director or any of their respective associates or affiliates, or any guarantees, support agreements, letters of credit or similar arrangements provided by Quarterhill or our subsidiaries to any such persons, at any time since the commencement of our last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares, or any affiliates or associates of any of the foregoing, in any transactions of Quarterhill during fiscal 2017 or in any proposed transaction that have materially affected or that would materially affect

Quarterhill or any of our subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Quarterhill provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit for our insurance policy is $50,000,000 with deductible amounts of $50,000 to $750,000 payable by Quarterhill. The aggregate annual premium in fiscal 2017 was CDN$455,100 paid by Quarterhill.

NORMAL COURSE ISSUER BIDS

On February 12, 2016, Quarterhill put in place a normal course issuer bid (the “2016 Bid”) pursuant to which we had the right but not the obligation to purchase up to 11,762,446 Common Shares, representing approximately 10.00% of the 117,624,467 Common Shares in the public float as of January 31, 2016. The 2016 Bid expired on February 11, 2017 on which date, 2,398,500 Common Shares had been purchased thereunder, all of which Common Shares have been cancelled. We will provide a copy of its notice to the TSX relating to the 2016 Bid without charge to any Quarterhill shareholder upon request to our Corporate Secretary.

On February 13, 2017, Quarterhill put in place a normal course issuer bid (the “2017 Bid”) pursuant to which we had the right but not the obligation to purchase up to 4,000,000 Common Shares, representing approximately 3.46% of the 115,633,550 Common Shares in the public float as of January 31, 2017. The 2017 Bid expired on February 12, 2018 on which date, 379,700 Common Shares had been purchased thereunder, all of which Common Shares have been cancelled. We will provide a copy of its notice to the TSX relating to the 2017 Bid without charge to any Quarterhill shareholder upon request to our Corporate Secretary.

APPOINTMENT OF AUDITORS

It is intended to vote the Proxy solicited hereby (unless a shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Quarterhill’s auditors to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors’ remuneration. PricewaterhouseCoopers LLP was first appointed as our auditors on October 25, 2006. Prior to October 25, 2006, Quarterhill’s auditors were KPMG LLP who acted for us since incorporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Equity Plan Resolution

At the Meeting, shareholders will be asked to consider, and if deemed advisable, to approve the Equity Plan Resolution substantially in the form set out in Exhibit A to this Circular and the adoption of the Equity Plan which will replace each of our Option Plan and our DSU Plan in their entirety. If shareholders approve the adoption of the Equity Plan, no further Options will be granted under the Option Plan and no further DSUs will be granted under the DSU Plan. All previously granted Options will remain outstanding in accordance with their terms and be governed by the terms of the Equity Plan. If shareholders do not approve the adoption of the Equity Plan, the Option Plan and the DSU Plan will remain in place and the Board will continue to grant Options and DSUs pursuant to those plans. If the Equity Plan is approved at the Meeting, all unallocated entitlements under the Equity Plan will be subject to reapproval by our shareholders at a duly authorized meeting no later than on April 18, 2021.

Subject to adjustment pursuant to the terms of the Equity Plan, the maximum aggregate number of Common Shares that may be subject to issuance at any given time in connection with awards granted under the Equity Plan may not exceed 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) at the time of any award grant less any Common Shares issuable under the Purchase Plan or any other Quarterhill “security based compensation arrangements” (as defined by the TSX) of which, there are currently none.

At December 31, 2017, 118,658,249 Common Shares were issued and outstanding, 10% of which would be 11,865,824 Common Shares. At December 31, 2017, Options to purchase up to 5,339,559 Common Shares were outstanding under the Option Plan, 228,433 DSUs were outstanding under the DSU Plan and 132,900 Common Shares were issuable pursuant to the Purchase Plan representing, collectively, approximately 4.80% of the issued and outstanding Common Shares at December 31, 2017.

If shareholders approve the adoption of the Equity Plan, using December 31, 2017 information, 6,164,932 Common Shares (representing approximately 5.20% of the issued and outstanding Common Shares at February 28, 2018) would have been available for grant in respect of future awards under the Equity Plan. This percentage would be the same as the current availability for awards of options under the Option Plan, DSU Plan and our Purchase Plan. Each of the Option Plan and the DSU Plan are “evergreen” plans, meaning that Common Shares issued through the exercise of Options or DSUs are available for re-grant under those plans. The Equity Plan is also an “evergreen” plan and, as such, subject to certain limits, Common Shares issued pursuant to awards under the Equity Plan will be available for re-grant under the Equity Plan.

The Equity Plan and all Common Shares issuable thereunder were approved by the Board on March 12, 2018, subject to shareholder approval.

The Equity Plan is designed to allow for a broad range of equity-based compensation awards, that will, among other things, provide Quarterhill with the flexibility to compensate employees, non-executive directors and consultants. The Board believes that equity-based compensation aligns the interests of employees, non-executive directors and consultants with the interests of shareholders. The Equity Plan will advance Quarterhill’s interests by encouraging our employees, non-executive directors and consultants to receive equity-based compensation and incentives, thereby (1) increasing the ownership interests of these persons in Quarterhill, (2) aligning the interests of these persons with the interests of our shareholders generally, (3) encouraging these persons to remain associated with Quarterhill and (4) furnishing these persons with additional incentive in their efforts on behalf of Quarterhill. The Board also contemplates that through the Equity Plan, we and our direct or indirect, wholly-owned subsidiaries

(“Subsidiaries”) will be better able to compete for and retain the services of the individuals needed for Quarterhill’s continued growth and success.

The Equity Plan contemplates the issuance of Options, DSUs, restricted stock units (“New RSUs”), performance stock units (“PSUs”) and other Common Share based awards (“Other Share Based Awards”) (collectively, “Awards”). The compensation mix for employees between Options, RSUs, PSUs and, potentially, Other Share Based Awards will be established by Quarterhill in accordance with our determination of the appropriate allocation of component parts of total compensation, having regard for individual circumstances, but in keeping with our general compensation philosophy. We may alter the compensation mix having regard to industry circumstances, including level of competitiveness for the various skills demanded in the marketplace. Note that New RSUs are not the same as, nor do they replace in any manner, RSUs otherwise granted to Quarterhill employees and Board members which RSUs may only be settled in cash, not in Common Shares.

Equity Plan Summary

The following is a summary of the Equity Plan and is qualified in its entirety by reference to the Equity Plan, a copy of which is set out in Exhibit B to this Circular. The following is not a comprehensive discussion of all the terms and conditions of the Equity Plan. Readers should review the full text of the Equity Plan to fully understand all its terms and conditions.

Under the Equity Plan, the Board may, at any time, appoint a committee of the Board to, among other things, interpret, administer and implement the Equity Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with the Equity Plan. In addition, the Board and/or the Compensation Committee may, at any time, appoint one or more senior Quarterhill officers to, among other things, interpret, administer and implement the Equity Plan on behalf of the Board and/or the Compensation Committee in accordance with such terms and conditions as the Board and/or the Compensation Committee may prescribe, consistent with the Equity Plan. The Board, Compensation Committee or any such senior officer(s) conducting such actions is referred to in the Equity Plan as the “Granting Authority”.

Eligible participants to be granted Awards under the Equity Plan are any employee or officer of Quarterhill or its Subsidiaries (an “Employee”), any member of the Board who is not an Employee (a “Director”) and any person who is not an Employee or Director but who is engaged to provide services to Quarterhill or any Subsidiary for at least 12 continuous months (other than relating to a distribution of securities) under a written contract and who spends or will spend a significant amount of time and attention on Quarterhill’s or its Subsidiaries’ business (a “Consultant” and, together with Employees and Directors, “Eligible Participants”).

The maximum number of Common Shares issuable at any time under the Equity Plan to Quarterhill insiders and their associates and affiliates (“Insiders”) under all “security based compensation arrangements” may not exceed 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares issued to Insiders under all “security based compensation arrangements” within any one-year period may not exceed 10% of the then issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to any one Insider within any one-year period may not exceed 5% of the then issued and outstanding Common Shares. The number of Common Shares reserved for issuance to all Directors under the Equity Plan may not exceed 1% of the then issued and outstanding Common Shares. The aggregate Fair Market Value (defined below) of all Common Shares reserved for issuance pursuant to all Awards granted to any one Director in any one calendar year may not exceed CDN$150,000, of which value not more than CDN$100,000 may be comprised of Options.

Subject to the adjustment provisions of the Equity Plan and the applicable rules and regulations of all regulatory authorities to which we are subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to the Equity Plan may not exceed 10% of the issued and outstanding Common Shares less any Common Shares issuable under the Purchase Plan or any other Quarterhill “security based compensation arrangements”. If Quarterhill issues additional Common Shares in the future, the number of Common Shares issuable under the Equity Plan will increase accordingly. Any Common Shares subject to granted Awards that have expired, are forfeited, surrendered, cancelled or otherwise terminated prior to exercise or settlement of those Awards in Common Shares will be added back to the Common Shares available for grant under the Equity Plan. Common Shares will not be deemed to have been issued under the Equity Plan with respect to any portion of an Award that is settled in cash.

If an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Equity Plan.

Under the Equity Plan, the ”Fair Market Value” of the Common Shares means the closing trading price per Common Share on the TSX (or if the Common Shares are not then listed on the TSX, then on the stock exchange on which the Common Shares are then traded) on the last trading day before the applicable date on which there was a closing price or, if the Common Shares are not listed on any stock exchange, then a price determined by the Board and/or the Compensation Committee.

The Equity Plan includes provision for the grant of Options, DSUs, New RSUs, PSUs and Other Share-Based Awards. Settlement of vested DSUs, New RSUs, PSUs and Other Share-Based Awards may be made by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of DSUs, New RSUs, PSUs and Other Share-Based Awards multiplied by the Fair Market Value of the Common Shares on the date immediately preceding the settlement date, or by a combination of these methods. The manner of settlement for DSUs, New RSUs, PSUs and Other Share-Based Awards will be determined by the Compensation Committee in its sole discretion. All awards granted pursuant to the Equity Plan will be subject to all statutory tax withholdings under applicable tax laws.

DSUs are notional units that each have the same value as one Common Share and may be used by Quarterhill as a way to pay directors’ fees. Under the Equity Plan, Directors may choose, subject to restrictions and procedures imposed by the Equity Plan and applicable law, to take all or part of their fees in DSUs. DSUs may be paid out to Directors as Common Shares or in cash, at the discretion of the Board and/or the Compensation Committee, when they retire from the Board. We believe the use of DSUs can have the advantage of encouraging higher levels of share ownership by Directors, thereby aligning their interests more closely with those of our shareholders while also preserving our cash.

New RSUs are share units which are granted to Eligible Participants and vest over time. New RSUs are paid out to the holder at some later date but no later than 3 years from the year in which the New RSUs were granted.

PSUs are performance-based share units which may be granted to Eligible Participants and conditioned on individual and/or corporate performance criteria established upon the grant of any PSUs against which actual performance can be compared. PSUs are paid out to the holder at a later date. We believe PSUs will provide us with a transparent and objective tool for rewarding performance, while providing Eligible Participants with a defined incentive award.

Other Share-Based Awards are rights that may be granted by the Granting Authority that are not Options, New RSUs or PSUs and that are denominated in, or with reference to, Common Shares and/or payable in, or with reference to, Common Shares. Other Share-Based Awards will provide us with flexibility in structuring appropriate compensation plans while staying within the Board and shareholder approved provisions of the Equity Plan.

The exercise price per Common Share for Options is fixed by the Granting Authority but under no circumstances can the exercise price at the time of the grant be less than the Fair Market Value of the Common Shares on that date.

The term of Options granted will be determined by the Granting Authority and specified in the agreement under which that Option is granted, but will generally be 6 years, provided that no Option may have a term that exceeds 10 years from its date of grant and provided further that any Option that would otherwise expire during any period during which Quarterhill imposes trading restrictions on its Employees, Directors and/or Insiders, will have its term extended by 10 business days following the expiration of that period. The Granting Authority may determine the vesting schedule of any New RSU or PSU at the time of grant. PSUs vest based on performance criteria as determined by the Granting Authority.

Payment to Eligible Participants in respect of their vested New RSUs or PSUs will be as soon as reasonably possible following the date on which the New RSUs or PSUs become vested.

Awards granted under the Equity Plan are non-transferable and non-assignable to anyone other than to the estate of an Eligible Participant in the event of death and then only in accordance with the terms of the Equity Plan.

If an Eligible Participant dies, becomes permanently and totally incapacitated (as determined in accordance with procedures set by the Board and/or Compensation Committee) (a “Disability”) or terminates employment due to retirement from active employment with Quarterhill or a Subsidiary (as determined in accordance with Quarterhill’s policies or as otherwise specified by the Board and/or Compensation Committee) (“Retirement”), then: (a) they, their executor or administrator of their estate may exercise their Options that were vested at the date of such death, Disability or Retirement prior to the earlier of the date that is 12 months following the date of such death, Disability or Retirement and the date on which such Option expires; (b) a pro-rated portion of any unvested New RSUs will immediately vest based on the number that would have vested on the next expected vesting date; (c) all other Awards will be forfeited; and (d) their eligibility to receive further Awards will terminate.

If an Eligible Participant resigns from Quarterhill, then (a) they may exercise their Options that were vested at the date of such resignation prior to the earlier of the date that is 90 days following such resignation and the date on which such Options expire; (b) all other Awards will be forfeited to Quarterhill; and (c) their eligibility to receive further Awards will terminate.

If an Eligible Participant’s employment is terminated without cause, then: (a) they may exercise their Options that were vested at the date of such termination prior to the earlier of the date that is 90 days following such termination and the date on which such Options expire; (b) a pro-rated portion of any unvested New RSUs will immediately vest based on the number that would have vested on the next expected vesting date; (c) all other Awards will be forfeited; and (d) their eligibility to receive further Awards will terminate. If an Eligible Participant’s employment is terminated for cause (or a Director is terminated for breach of fiduciary duty), any Awards held by them will immediately expire and terminate.

Under the Equity Plan, a “Change of Control” means the happening of any of the following events:

(i)

any transaction at any time and by whatever means pursuant to which (A) Quarterhill goes out of existence by any means, except any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from the transaction or reorganization is substantially the same as the proportionate voting power of such holders of Quarterhill voting securities immediately prior to the transaction or reorganization or any person or any group of 2 or more persons acting jointly or in concert (other than Quarterhill, a Subsidiary, an employee benefit plan of Quarterhill or of any of its Subsidiaries, including the trustee of any such plan acting as trustee) acquires the direct or indirect “beneficial ownership” (as defined in the CBCA) of, or acquires the right to exercise control or direction over, Quarterhill securities representing more than 50% of the then issued and outstanding Common Shares in any manner whatsoever, including as a result of a take-over bid, an exchange of securities, an amalgamation of Quarterhill with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of Quarterhill to a person other than a Subsidiary;

(iii)	the dissolution or liquidation of Quarterhill except in connection with the distribution of assets of Quarterhill to one or more persons which were Subsidiaries immediately prior to such event;

(iv)

the occurrence of a transaction requiring approval of Quarterhill’s shareholders whereby Quarterhill is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other person (other than a short form amalgamation or exchange of securities with a Subsidiary); or

(v)	the Board passes a resolution to the effect that, for the purposes of some or all granted Awards, an event described in any of (i) to (iv) above has occurred.

Also, under the Equity Plan, “Change of Control Price” means the highest price per Common Share paid in any transaction reported on a stock exchange or paid or offered in any bona fide transaction related to a potential or actual Change of Control at any time during the 5 trading days (or if the Common Shares are not listed on any stock exchange, during the 3-month period) preceding the Change of Control, as determined by the Board in its discretion.

Unless otherwise determined by the Granting Authority at or after their grant: (1) any Options outstanding immediately prior to the occurrence of a Change of Control, but which are not then exercisable, will become fully exercisable upon the occurrence of a Change of Control; and (2) all outstanding vested Options will be cashed out at the Change of Control Price, less the applicable exercise price for such Options, as of the date such Change of Control is determined to have occurred, or as of such other date as the Board and/or the Compensation Committee may determine prior to the Change of Control. Outstanding Options may only be so cashed out if the Change of Control Price is higher than the exercise price for such outstanding Options. If the Change of Control Price is equal to or lower than the exercise price for such outstanding Options, the Board and/or the Compensation Committee may terminate such outstanding Options. Further, the Board and/or the Compensation Committee may provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the Change of Control. In addition, the Board and/or the Compensation Committee may determine, in their discretion, that Options outstanding, but which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change of Control.

Unless otherwise determined by the Granting Authority at or after their grant: (1) any RSUs, DSUs, PSUs or Other Share-Based Awards outstanding immediately prior to the occurrence of a Change of Control shall become fully vested upon the occurrence of a Change of Control; and (2) any RSU, DSU, PSU or Other Share-Based Award outstanding immediately prior to the occurrence of a Change of Control shall be cashed out at the Change of Control Price as of the date such Change of Control is deemed to have occurred, or as of such other date as the Board and/or the Compensation Committee may determine prior to the Change of Control. Further, the Board and/or the Compensation Committee may provide for the conversion or exchange of any RSU, DSU, PSU or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the Change of Control. In addition, the Board and/or the Compensation Committee may determine, in their discretion, that outstanding RSUs, DSUs, PSUs or Other Share-Based Awards shall not become vested and shall be cancelled and forfeited to Quarterhill upon a Change of Control

Appropriate adjustments to the Equity Plan and to granted Awards will be made by Quarterhill to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions or reclassifications of Common Shares, payment of share dividends or other prescribed changes in Quarterhill’s capital. If the Board believes any such adjustments would not preserve the rights of Eligible Participants, it may (a) permit immediate exercise of outstanding Options and immediate vesting of unvested Awards and (b) either (i) purchase any Options at a price equal to the difference between the Fair Market Value of the Common Shares and the exercise price of the Options or (ii) loan funds to applicable Eligible Participants to permit them to exercise their Options provided any such Eligible Participant irrevocably agrees to exercise all their Options and authorizes Quarterhill to sell or dispose of the resulting Common Shares and deduct from the proceeds of such sale funds to repay such loan.

Subject to the rules and policies of any stock exchange on which the Common Shares are listed and applicable law, the Board and/or the Compensation Committee may, without notice or shareholder approval, amend the Equity Plan and/or granted Awards to make amendments:

(i)	to the general vesting provisions of any Award;

(ii)

to the general term of each Option provided that no Option held by an Insider may be extended beyond its original expiry date and no Option may be exercised after the 10th anniversary of its date of grant;

(iii)	to the termination of employment provisions of the Equity Plan;

(iv)

to add covenants of Quarterhill for the protection of Eligible Participants, provided that the Board and/or the Compensation Committee is of the good faith opinion that such additions will not be prejudicial to the rights or interests of such Eligible Participants;

(v)

not inconsistent with the Equity Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board and/or the Compensation Committee, having in mind the best interests of Eligible Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an Eligible Participant resides, provided that the Board and/or the Compensation Committee is of the opinion that such amendments and modifications will not be prejudicial to the interests of Eligible Participants;

(vi)

which, on the advice of counsel to Quarterhill, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board and/or the Compensation Committee is of the opinion that such changes or corrections will not be prejudicial to the rights and interests of Eligible Participants; or

(vii)	that do not specifically require TSX and/or Quarterhill shareholder approval under the Equity Plan.

Generally, the Board and/or the Compensation Committee may alter, change or impair any rights or increase any obligations with respect to any previously granted Award with the consent of the Eligible Participant holding that Award.

None of the following amendments may be made to the Equity Plan without approval of the TSX (if Quarterhill has any securities listed on the TSX at that time) and the approval of Quarterhill’s shareholders:

(i)	amendments to the Equity Plan which would increase the number of issuable Common Shares, otherwise than in accordance with the terms of the Equity Plan;

(ii)	amendments to the Equity Plan which would increase the number of Common Shares issuable to Insiders, otherwise than in accordance with the terms of the Equity Plan;

(iii)	amendments to the Equity Plan which would increase the number of Common Shares issuable to Directors, otherwise than in accordance with the terms of the Equity Plan;

(iv)	amendments that would extend the exercise period of any Options beyond the original expiry;

(v)

amendments that would increase (1) the maximum number of Common Shares reserved for issuance to Directors or (2) the maximum aggregate value of the Fair Market Value of all Common Shares reserved for issuance pursuant to all Awards granted to any one Director in any one calendar year;

(vi)	amendments that would permit the transfer or assignment of any Award for any reason other than an Eligible Participant’s estate planning;

(vii)	amendments that would reduce the exercise price of any Options, otherwise than in accordance with the terms of the Equity Plan;

(viii)	amendments that would result in the cancellation of any Options held by any Eligible Participant and the related reissue of Options or other entitlements to that person;

(ix)	amendments to other provisions of the Equity Plan listed above that require TSX and shareholder approval for amendments; and

(x)	the addition of any form of financial assistance to an Employee or Director not otherwise provided for in the Equity Plan.

Unless it is renewed upon such terms and conditions determined by the Board and/or the Compensation Committee, the Equity Plan will terminate on the earlier of April 18, 2028 and the date to which the vesting of all Awards has been accelerated upon a Change of Control.

Please refer to the copy of the Equity Plan attached at Exhibit B to this Circular for more complete details, all of which qualify the foregoing summary of the Equity Plan in its entirety.

Form of Resolution and Vote Required

A copy of the full text of the Equity Plan Resolution is set out in Exhibit A to this Circular. In order to be effective, the Equity Plan Resolution requires the approval of the majority of the votes cast by Quarterhill shareholders present or represented by proxy at the Meeting.

Recommendation of the Board of Directors

The Board approved the Equity Plan and all entitlements under the Equity Plan on March 12, 2018, subject to approval by Quarterhill shareholders at the Meeting. We have been advised that Quarterhill’s directors and senior officers intend to vote all Common Shares held by them in favour of the approval of the Equity Plan Resolution. In the absence of a contrary instruction, the persons designated by Quarterhill management in the enclosed form of proxy intend to vote FOR the Equity Plan Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. Quarterhill is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52‑110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees including Quarterhill’s Audit Committee. The disclosure on corporate governance practices required by NI 58-101 is provided at Exhibit C to this Circular and the disclosure on audit committees required by MI 52-110 is provided in Quarterhill’s current Annual Information Form dated March 1, 2018 and filed on SEDAR at www.sedar.com.

PARTICULARS OF OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

SHAREHOLDER PROPOSALS

Any person entitled to vote at the next annual meeting of Quarterhill’s shareholders, who desires to raise a matter at such meeting, must comply with the applicable provisions of the CBCA and may submit a proposal to Quarterhill no later than January 18, 2019 outlining the matter as specified in section 137 of the CBCA.

ADDITIONAL INFORMATION

Additional information concerning Quarterhill may be found on SEDAR at www.sedar.com. Financial information is provided in Quarterhill’s comparative financial statements and management’s discussion and analysis (“MD&A”) for our most recently completed financial year.

Information (including copies of financial statements and MD&A) can be obtained free of charge by making a request of Quarterhill’s Investor Relations Department at (613) 688-4330 or at ir@Quarterhill.com.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of Quarterhill have approved the contents and the sending of this Circular.

DATED:March 16, 2018

Prashant Watchmaker

Senior Vice-President & General Counsel

Exhibit A

Equity Plan Resolution

BE IT RESOLVED THAT:

1.the 2018 Equity Incentive Plan of the Corporation adopted by Quarterhill’s Board of Directors on March 12, 2018, subject to shareholder approval, a copy of which is attached as Exhibit B to Quarterhill’s management information circular dated March 16, 2018 (the “Equity Plan”) be and is hereby approved and adopted;

2.Quarterhill be and is hereby authorized to issue Common Shares in satisfaction of its obligations under any awards granted pursuant to the terms and conditions of the Equity Plan equal in number to 10% of Quarterhill’s issued and outstanding Common Shares from time to time;

3.the Equity Plan shall become effective on the date of approval by shareholders;

4.subject to the terms of the Equity Plan, Quarterhill’s directors are hereby authorized to make amendments to the Equity Plan as they may determine to be necessary, desirable or useful and including, without limiting the generality of the foregoing, authority to make amendments to the Equity Plan from time to time without the approval of or further authority from Quarterhill’s shareholders as set out in the Equity Plan; and

5.any one Quarterhill director or officer be and is hereby authorized on Quarterhill’s behalf, to execute and deliver all documents and/or instruments and to take such other actions as such director or officer may determine to be necessary, desirable or useful to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Exhibit B

Quarterhill Inc. 2018 Equity Incentive Plan

Quarterhill Inc.

2018 Equity Incentive Plan

ARTICLE I

PURPOSE

1.1Purpose. The purpose of this 2018 Equity Incentive Plan (this “Plan”) is to assist Quarterhill Inc. (“Quarterhill”) and its operating subsidiaries in attracting, retaining and motivating key employees, directors, officers and consultants through performance related incentives, thereby advancing Quarterhill’s interests and those of its shareholders.

ARTICLE II

INTERPRETATION

2.1Definitions. When used in this Plan, unless the context requires otherwise, the following terms shall have the following meanings, respectively:

(a)	“Affiliate” has the meaning set forth in the Securities Act;

(b)	“Associate” has the meaning set forth in the Securities Act;

(c)	“Award” means any Option, RSU, DSU, PSU or Other Share-Based Award;

(d)

“Award Agreement” means a signed, written agreement between an Employee or a Director and Quarterhill, substantially in the form approved by the Board and/or the Committee subject to any amendments or additions thereto as may, in the discretion of the Granting Authority, be necessary or advisable, evidencing the terms and conditions on which an Award has been granted;

(e)	“Black Out Period” means any period during which Quarterhill has imposed trading restrictions on any of its Employees, Directors and/or Insiders;

(f)	“Board” means Quarterhill’s board of directors;

(g)	“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Ottawa are open for commercial business during normal banking hours;

(h)	“CBCA” means the Canada Business Corporations Act and the regulations promulgated thereunder, both as amended from time to time;

(i)	“Change of Control” means the happening of any of the following events:

(i)	any transaction at any time and by whatever means pursuant to which

(A)

Quarterhill goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Quarterhill voting securities immediately prior to such corporate transaction or reorganization or

(B)

any Person or any group of 2 or more Persons acting jointly or in concert (other than Quarterhill, a wholly-owned Subsidiary, an employee benefit plan of Quarterhill or of any of its wholly-owned Subsidiaries, including the trustee of any such plan acting as trustee) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the CBCA) of, or acquires the right to exercise control or direction over, Quarterhill securities representing more than 50% of the then issued and outstanding Common Shares in any manner whatsoever, including as a result of a take-over bid, an exchange of securities, an amalgamation of Quarterhill with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of Quarterhill to a Person other than a wholly-owned Subsidiary;

(iii)

the dissolution or liquidation of Quarterhill except in connection with the distribution of assets of Quarterhill to one or more Persons which were wholly-owned Subsidiaries immediately prior to such event;

(iv)

the occurrence of a transaction requiring approval of Quarterhill’s shareholders whereby Quarterhill is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary); or

(v)

the Board passes a resolution to the effect that, for the purposes of some or all of the Award Agreements, an event set forth in any of Sections 2.1(i)(i), 2.1(i)(ii), 2.1(i)(iii) or 2.1(i)(iv) above has occurred;

(j)

“Change of Control Price” means the highest price per Common Share paid in any transaction reported on a stock exchange or paid or offered in any bona fide transaction related to a potential or actual Change of Control at any time during the 5 trading days (or if the Common Shares are not listed on any stock exchange, during the 3-month period) preceding the Change of Control, as determined by the Board in its discretion;

(k)	“Code” means the United States Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated under it;

(l)	“Committee” has the meaning ascribed to that term in Section 3.2 below;

(m)

“Common Shares” means the common shares in the capital of Quarterhill and any other securities of Quarterhill or any successor to Quarterhill that may be so designated by the Board and/or the Committee;

(n)	“Consultant” means an individual or a consultant company, other than an Employee or a Director, that:

(i)

is engaged to provide services to Quarterhill or a Subsidiary for a period of at least 12 continuous months other than services provided in relation to a distribution of securities of Quarterhill or a Subsidiary;

(ii)	provides the services under a written contract with Quarterhill or a Subsidiary; and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of Quarterhill or a Subsidiary,

and includes a Consultant’s Permitted Assigns, provided that, for the purposes of this definition, “consultant company” means, with respect to an individual consultant, either (1) a company of which the individual consultant is an employee or shareholder or (2) a partnership of which the individual consultant is an employee or partner;

(o)	“Covered Employee” shall have the meaning set forth in Section 162(m) of the Code;

(p)	“DSU” means a deferred stock unit equivalent in value to a Common Share, credited by means of a bookkeeping entry in Quarterhill’s books in accordance with Article V below;

(q)	“Director” means a member of the Board who is not an employee of Quarterhill or a Subsidiary, and includes a Director’s Permitted Assigns;

(r)

“Disabled” or “Disability” means the permanent and total incapacity of an Employee or a Director as determined in accordance with procedures established by the Board and/or the Committee for purposes of this Plan;

(s)	“Distribution Date” means:

(i)	in the case of a Director, the date on which such Director ceases to be a member of the Board;

(ii)	in the case of an Employee, such Employee’s Termination Date; or

(iii)	such later date as elected by the Participant or Director provided that:

(A)

in no event shall a Participant or Director be permitted to elect a date which is later than the last Business Day of the calendar year following the calendar year in which such Person’s Termination Date occurs;

(B)	any election for a Distribution Date described in Section 2.1(s)(iii) above will only be valid if it is delivered to Quarterhill’s Corporate Secretary prior to such Person’s Termination Date; and

(C)	no such election may be made by an Employee or Director who is a U.S. Taxpayer;

(t)	“Effective Date” means April 18, 2018;

(u)	“Employee” means an employee or officer of Quarterhill or a Subsidiary (other than a Director or a Consultant), and includes an Employee’s Permitted Assigns;

(v)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;

(w)

“Exercise Notice” means a notice in writing, substantially in the form determined by Quarterhill, signed by an Employee or a Director holding an Option and stating the Participant’s or Director’s intention to exercise any portion or all of any particular Option;

(x)	“Exercise Price” means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

(y)	“Exercise Period” means the period of time during which an Option may be exercised provided, however, that the Exercise Period may not exceed 10 years from the relevant Grant Date;

(z)

“Fair Market Value” means the closing trading price per Common Share on the TSX (or if the Common Shares are not then listed on the TSX, then on such stock exchange as the Common Shares are then traded) on the last trading day preceding the date of grant on which there was a closing price or, if the Common Shares are not listed on any stock exchange, a price determined by the Board and/or the Committee;

(aa)	“Grant Date” means, for any Award, the date specified by the Granting Authority at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

(bb)	“Granting Authority” means the Board, the Committee and/or any Officer, as applicable, determined pursuant to Sections 3.1, 3.2 and/or 3.3 below;

(cc)	“Insider” has the meaning set forth in the Securities Act and includes Associates and Affiliates of any such Person;

(dd)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended or supplanted from time to time;

(ee)	“Nasdaq” means the Nasdaq Global Select Market;

(ff)	“Officer” means such senior officer or officers of Quarterhill designated, from time to time, by the Board and/or the Committee;

(gg)	“Option” means a right to purchase Common Shares granted pursuant to Section 4.1 below;

(hh)	“Other Share-Based Award” means any right granted under Section 8.1 below;

(ii)	“Participant” means an Employee or a Consultant, but not a Director;

(jj)

“Performance Goal” means a performance goal established by the Granting Authority prior to the grant of an Award that is based on the attainment of goals relating to one or more of the following business criteria measured on an absolute basis or in terms of growth or reduction:

(i)	return on assets employed;

(ii)	earnings per share;

(iii)	total shareholder return;

(iv)	net income (pre-tax or after-tax and with adjustments as stipulated);

(v)	return on equity;

(vi)	return on capital employed;

(vii)	return on assets;

(viii)	return on tangible book value;

(ix)	operating income;

(x)	earnings before depreciation, interest, taxes and amortization;

(xi)	loss ratio;

(xii)	expense ratio;

(xiii)	share price;

(xiv)	economic value added;

(xv)	operating cash flow; and/or

(xvi)	such other subjective or objective performance goals, including individual goals, that the Granting Authority deems appropriate;

(kk)	“PSU” means any performance stock unit granted pursuant to Section 7.1 below;

(ll)	“Permitted Assign” has the meaning assigned to that term in NI 45-106;

(mm)

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in their capacity as trustee, executor, administrator or other legal representative;

(nn)

“Retirement” means retirement from active employment with Quarterhill or a Subsidiary in accordance with Quarterhill’s policies in place from time to time or, with the consent for purposes of this Plan of such officer of Quarterhill as may be designated by the Board and/or the Committee, at or after such earlier age and upon the completion of such years of service as the Board and/or the Committee may specify;

(oo)	“RSU” means a restricted stock unit granted pursuant to Section 6.1 below;

(pp)

“RSU Vesting Date” means the date on which any RSUs held by an Employee or Director vest in accordance with Section 3.4 below and the terms of any Award Agreement pursuant to which such RSUs were originally granted;

(qq)	“Securities Act” means the Securities Act (Ontario), as amended from time to time;

(rr)	“Security Based Compensation Arrangement” has the meaning given to that term in the TSX Rules;

(ss)	“Subsidiary” means any Person that is a, direct or indirect, wholly-owned subsidiary of Quarterhill;

(tt)	“Termination Date” means, in the case of an Employee or Director whose employment or term of office or engagement with Quarterhill or a Subsidiary terminates:

(i)	by reason of such Employee’s or such Director’s death, the date of death;

(ii)	for any reason whatsoever other than death, the later of:

(A)	in the case of an Employee, the last day of the minimum statutory notice period, if any, to which such Employee is entitled upon such termination pursuant to applicable employment; and

(B)

the date designated by Quarterhill or such Subsidiary, as the case may be, as the last day of such Employee’s or such Director’s employment or term of office or engagement with Quarterhill or such Subsidiary, as the case may be;

provided that in the case of termination by reason of voluntary resignation by such Employee or such Director, such date shall not be earlier than the date that notice of resignation was received from such Employee or such Director, and “Termination Date” in any such case specifically does not mean or include the date on which any period of contractual notice or reasonable notice that Quarterhill or such Subsidiary, as the case may be, may be required at law to provide to an Employee would expire;

(uu)	“TSX” means the Toronto Stock Exchange;

(vv)	“TSX Rules” means Part VI of the TSX Company Manual as amended from time to time;

(ww)	“U.S. Taxpayer” shall mean an Employee or Director who is a United States citizen, United States permanent resident or United States tax resident for purpose of the Code;

(xx)

“Vested RSU Canadian Price” means, with respect to each vested RSU on the relevant RSU Vesting Date for the purposes of any holder thereof who is not ordinarily resident in the United States, the closing price per Common Share on the RSU Vesting Date on the TSX or, if there is no such closing price on such RSU Vesting Date, then the last preceding closing price per Common Share on the TSX; provided, however, that if the Common Shares are not listed on the TSX on such RSU Vesting Date, then the Vested RSU Canadian Price shall be determined by the Board and/or the Committee in their discretion;

(yy)

“Vested RSU U.S. Price” means, with respect to each vested RSU on the relevant RSU Vesting Date for the purposes of any holder thereof who is ordinarily resident in the United States, the closing price per Common Share on the RSU Vesting Date on the Nasdaq or, if there is no such closing price on such RSU Vesting Date, then the last preceding closing price per Common Share on the Nasdaq; provided, however, that if the Common Shares are not listed on the Nasdaq on such RSU Vesting Date, then the Vested RSU U.S. Price for that RSU Vesting Date shall be determined by the Board and/or the Committee in their discretion.

2.2Interpretation. Whenever the Board or, where applicable, any other Person is to exercise discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of that Person. As used herein, the terms “Article” and “Section” mean and refer to the specified Article or Section of this Plan, respectively. Words importing the singular include the plural and vice versa and words importing any gender include any other gender. As used in this Plan, the words “includes” and “including” mean “includes without limitation” and “including without limitation” respectively. Whenever any payment is to be made or action is to be taken on a day which is not a Business Day, such payment shall be made, or such action shall be taken, on the next following Business Day. Unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE III

ADMINISTRATION

3.1Administration. Subject to Sections 3.2 and 3.3 below, this Plan will be administered by the Board and the Board has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under this Plan may be made;

(b)

make grants of Awards relating to the issuance of Common Shares (including any combination of Options, DSUs, RSUs, PSUs or Other Share-Based Awards) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants or Directors; or

(B)	other Awards may be forfeited to Quarterhill,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the Exercise Price, and/or price to be paid by a Participant or Director in connection with the granting, vesting and/or exercise of Awards;

(iv)	the time or times when each Option becomes exercisable and, subject to Section 4.3 below, the duration of the Exercise Period;

(v)	whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of Awards, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Board may determine;

(c)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(d)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Board’s determinations and actions within its authority under this Plan are final and conclusive and binding on Quarterhill and all other Persons. The day-to-day administration of this Plan may be delegated to such officers and employees of Quarterhill as the Board determines.

3.2Delegation to Committee. If permitted by applicable law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board all or any of the powers conferred on the Board under this Plan. In connection with such delegation, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made, or action taken, by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on Quarterhill and all other Persons. Notwithstanding any such delegation or any reference to the Committee in this Plan, the Board may also take any action and exercise any powers that the Committee is authorized to take or has power to exercise under this Plan. If applicable in respect of certain Awards granted to an Employee who is a Covered Employee, such Committee shall be composed of not less than 2 directors of Quarterhill, neither of whom shall be employees of Quarterhill or its Affiliates and each of whom shall otherwise be “outside directors” for the purposes of Section 162(m) of the Code. If Quarterhill is no longer a “foreign private issuer” as defined in Exchange Act Rule 3b-4 and wishes to have a “Qualified Plan” as defined in Rule 16b-3(b)(4), such Committee shall be composed of not less than 2 directors of Quarterhill, each of whom are “non-employee directors” for purposes of Section 16 of the Exchange Act and Rule 16b-3 thereunder.

3.3Delegation to Officer(s). If permitted by applicable law, the Board and/or the Committee may, from time to time, delegate to any Officer all or any of the powers conferred on the Board and/or the Committee under this Plan. In connection with such delegation, each such Officer will exercise the powers delegated to it by the Board and/or the Committee in the manner and on the terms authorized by the Board and/or the Committee. Any decision made, or action taken, by any such Officer arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on Quarterhill and all other Persons. Notwithstanding any such delegation or any reference to any Officer in this Plan, the Board and/or the Committee may also take any action and exercise any powers that such Officer is authorized to take or has power to exercise under this Plan.

3.4Eligibility. All Participants and Directors are eligible to participate in this Plan, subject to Sections 9.1(e) and 9.2(g) below. Eligibility to participate does not confer upon any Participant or Director any right to receive any grant of an Award. The extent to which any Participant or Director is entitled to receive a grant of an Award will be determined in the discretion of the Granting Authority, provided, however, that the following restrictions shall also apply to this Plan, together with all of Quarterhill’s other Security Based Compensation Arrangements:

(a)

the maximum number of Common Shares issuable to Insiders at any time under all of Quarterhill’s Security Based Compensation Arrangements shall not exceed 10% of the issued and outstanding Common Shares;

(b)

the maximum number of Common Shares issued to Insiders within any 1-year period under all of Quarterhill’s Security Based Compensation Arrangements shall not exceed 10% of the issued and outstanding Common Shares;

(c)	the maximum number of Common Shares which may be issued to any one Insider and that Insider’s Associates within a 1-year period may not exceed 5% of the issued and outstanding Common Shares;

(d)	the number of Common Shares reserved for issuance to all Directors under all Awards shall not exceed 1.0% of the issued and outstanding Common Shares from time to time over the life of this Plan; and

(e)

the aggregate value of the Fair Market Value of all Common Shares reserved for issuance pursuant to all Awards granted to any one Director in any one calendar year shall not exceed $150,000 per calendar year, of which value not more than $100,000 in value may be comprised of Options.

If Quarterhill repurchases Common Shares for cancellation resulting in the tests in Sections 3.4(a) or 3.4(b) above not being met following any such cancellation(s), then such cancellation(s) shall not result in non-compliance under this Plan for any Awards then outstanding.

3.5Total Common Shares Available.

(a)	The aggregate number of Common Shares that may be issued for all purposes pursuant to this Plan and all other Security Based Compensation Arrangements must not exceed 10% of the total number of Common Shares issued and outstanding from time to time. No grant may be made under this Plan if such grant would result in the issuance of Common Shares in excess of such limit. If Quarterhill repurchases Common Shares for cancellation resulting in the 10% limit being exceeded following any such cancellation(s), then such cancellation(s) shall not result in non-compliance under this Plan for any Awards then outstanding.

(b)

For purposes of computing the total number of Common Shares available for grant under this Plan, Common Shares subject to any Award (or any portion thereof) that has expired or is forfeited, surrendered, cancelled or otherwise terminated prior to the issuance or transfer of such Common Shares and Common Shares subject to an Award (or portion thereof) that is settled in cash in lieu of settlement in Common Shares shall again be available for grant under this Plan.

3.6Award Agreements. All grants of Awards will be evidenced by Award Agreements. Award Agreements will be subject to the applicable provisions of this Plan. Any one officer of Quarterhill is authorized and empowered to execute and deliver, for and on behalf of Quarterhill, an Award Agreement to each Participant or Director granted an Award.

3.7Conditions of Grant. Each Participant or Director will, when requested by Quarterhill, sign and deliver all such documents relating to the granting of Awards or exercise of Options which Quarterhill deems necessary or desirable.

3.8Non-Transferability of Awards. Subject to Section 9.1 below, Awards may only be exercised during the lifetime of any Participant or Director by such Participant or Director personally. No assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee (except that a Participant or Director may transfer Awards to Permitted Assigns) and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. If any Participant or Director has transferred Awards to a Permitted Assign that is a corporation pursuant to this Section 3.8, such Awards will terminate and be of no further force or effect if at any time the transferor should cease to own, directly or indirectly, at least a majority of the voting power of such corporation.

ARTICLE IV

STOCK OPTIONS

4.1Grant of Options. The Granting Authority may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Granting Authority may prescribe, grant Options to any Participant or any Director.

4.2Exercise Price. The Exercise Price of any Option will be as determined by the Granting Authority but shall not be less than the Fair Market Value on the Grant Date of that Option.

4.3Term of Options. Subject to any accelerated termination as permitted by the Granting Authority or as otherwise set forth in this Plan, each Option, unless otherwise specified by the Granting Authority, expires on the 6th anniversary of the Grant Date of that Option (provided that if such expiry would otherwise be during or immediately after that specific Black Out Period, then the expiry of that Option shall be extended until 10 Business Days following the expiration of the Black Out Period); provided that in no event will the Exercise Period of an Option exceed 10 years from its Grant Date. The Granting Authority shall have the authority to condition the grant or vesting of Options upon the attainment of such factors (which may vary as between Options) as the Granting Authority may determine in their discretion.

4.4Exercise of Options. Unless otherwise specified by the Granting Authority at the time of granting an Option and except as otherwise provided in this Plan or in any Award Agreement pursuant to which any particular Option is granted, each Option will vest and be exercisable as set out in the Award Agreement pursuant to which it is granted. Once an installment vests and becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Granting Authority in connection with the grant of such Option or otherwise as specified herein. Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Common Shares with respect to which it is then exercisable. Subject to Section 12.7 below, the Board and/or the Committee have the right to accelerate the date upon which any installment of any Option becomes exercisable. Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to Quarterhill.

4.5Payment of Exercise Price. The Exercise Notice must be accompanied by payment in full of the Exercise Price in respect of the Common Shares to be purchased. The Exercise Price must be fully paid by cash, certified cheque, bank draft or money order payable to Quarterhill. No Common Shares will be issued or transferred until full payment therefor has been received by Quarterhill. As soon as practicable after receipt of any Exercise Notice and full payment of the Exercise Price for the Options indicated therein, Quarterhill will deliver to the Participant or Director or their designated account, as the case may be, a certificate or certificates representing the acquired Common Shares for which such Options have been so exercised as indicated in such Exercise Notice. The entirety of this Section 4.5 is subject to Section 12.3 below.

4.6Special Rule Applicable to U.S. Taxpayers. With respect to Options granted to Participants or Directors who are U.S. Taxpayers, Common Shares shall constitute “stock of the service recipient” within the meaning of Section 409A of the Code if such Participant or Director performs services for any Affiliate of Quarterhill that is at least 50% owned by Quarterhill.

4.7Previous Option Plan. Notwithstanding anything to the contrary in this Plan, each stock option granted by Quarterhill pursuant to Quarterhill’s 2001 share option plan (as amended to the Effective Date) and outstanding on the Effective Date shall be deemed to be an Option hereunder and subject to the provisions of this Plan and the terms of any agreement pursuant to which such stock option was originally granted; provided, however, that if any provision of this Plan conflicts with any provision of the agreement pursuant to which any such stock option was originally granted, then the provisions of that agreement shall govern. Upon approval of this Plan by Quarterhill’s shareholders, Quarterhill’s 2001 share option plan (as amended to the Effective Date) shall terminate in its entirety.

ARTICLE V

DEFERRED STOCK UNITS

5.1Number of DSUs. The Granting Authority may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Granting Authority may prescribe, grant DSUs to any Employee or Director. All DSUs received by an Employee or Director shall be credited to an account maintained for such Employee or such Director on the books of Quarterhill as of the Grant Date. Each award of DSUs to an Employee or Director shall be evidenced by an Award Agreement.

5.2Distribution of DSUs. An Employee or Director shall receive, on such Person’s Distribution Date, a lump sum payment in cash equal to the number of DSUs recorded in such Person’s account on such Distribution Date multiplied by the Fair Market Value on such Distribution Date. At the option of the Board and/or the Committee, Quarterhill may settle any DSUs held by any holder thereof in Common Shares having a value on the applicable Distribution Date equal to the amount of the value of the DSUs to be settled on that Distribution Date divided by the Fair Market Value on that Distribution Date. Upon payment in full of the value of any DSUs, whether in cash or in Common Shares, those DSUs shall be cancelled.

5.3Board Fees. Any Director may, on an annual basis, elect to receive DSUs in lieu of such Director’s Annual Fees or in lieu of a portion of such Director’s Annual Fees by giving written notice of such election to the Committee and Quarterhill’s Corporate Secretary within the last 90 days of the year preceding the year in which such Annual Fees are earned.

5.4Death of Participant Prior to Distribution. Upon the death of an Employee or Director prior to the distribution of the DSUs credited to the account of such Person, a cash payment shall be made to the estate of such Person on or about the 30th day after Quarterhill is notified of the death of such Person or on a later date elected by such Person’s estate delivered to Quarterhill’s Corporate Secretary no later than 20 days after Quarterhill is notified of the death of such Person, provided that such date is no later than the last business day of the calendar year following the calendar year in which such Person dies. Any such cash payment shall be equivalent to the amount which would have been paid to such Person pursuant to and subject to Section 5.2 above, calculated on the basis that the day on which such Person died, or the date elected by such Person’s estate, as applicable, shall be that Person’s Distribution Date. Upon payment in full of the value of any DSUs that become payable under this Section 5.4, those DSUs shall be cancelled.

ARTICLE VI

RESTRICTED STOCK UNITS

6.1Grants of RSUs. The Granting Authority may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Granting Authority may prescribe, grant RSUs to any Employee or any Director.

6.2Terms of RSUs. The Granting Authority shall have the authority to condition the grant of RSUs upon the attainment of specified factors (which may vary as between awards of RSUs) as the Granting Authority may determine in their discretion. The Granting Authority shall have the authority to determine at the time of grant, in their discretion, the duration of the vesting period and other vesting terms (including the Vesting Dates and the proportions of any specific RSUs to vest on any such Vesting Date) applicable to the grant of any specific RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

6.3Vesting of RSUs. An Employee or Director shall receive, on or as soon as reasonably possible following the Vesting Date of any of such Person’s RSUs, a lump sum payment in cash equal to the number of RSUs vesting on such Vesting Date multiplied by the Vested RSU Canadian Price or the Vested RSU U.S. Price, as may be applicable, on such Vesting Date. At the option of the Board and/or the Committee, Quarterhill may settle any RSUs held by any holder thereof in Common Shares having a value on the applicable Vesting Date equal to the amount of the value of the RSUs to be settled on that Vesting Date divided by the Vested RSU Canadian Price or the Vested RSU U.S. Price, as may be applicable, on that Vesting Date. Upon payment in full of the value of any RSUs, whether in cash or in Common Shares, those RSUs shall be cancelled.

ARTICLE VII

PERFORMANCE STOCK UNITS

7.1Grant of PSUs. The Granting Authority may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Granting Authority may prescribe, grant PSUs to any Employee. Each PSU will consist of a right, (a) denominated or payable in cash, Common Shares, other securities or other property and (b) which will confer on the holder thereof rights valued as determined by the Granting Authority and payable to, or exercisable by, the holder of the PSU, in whole or in part, upon the achievement of such performance goals during such performance periods as the Granting Authority may establish.

7.2Value of PSUs. The initial value of a PSU will be established by the Granting Authority at the Grant Date and, if related to Common Shares, other securities or other property will initially be equal to 100% of the Fair Market Value of a Common Share or the fair market value (as determined by the Board and/or the Committee) of such other security or such other property on the Grant Date of such PSU.

7.3Terms of PSUs. Subject to the terms of this Plan and any applicable Award Agreement, the Performance Goals of any PSU to be achieved during any period, the amount of any PSU granted, the termination of an Employee’s employment and the amount of any payment or transfer to be made pursuant to any PSU and by the other terms and conditions of any PSU will be determined by the Granting Authority and detailed in the Award Agreement pursuant to which such PSU is granted.

7.4Performance Goals. The Granting Authority will issue Performance Goals relating to each PSU prior to the commencement of the period to which such Performance Goals pertain. The Granting Authority may modify Performance Goals relating to any PSU as necessary to align them with Quarterhill’s corporate objectives if there is a subsequent material change in Quarterhill’s business, operations or capital or corporate structure.

ARTICLE VIII

OTHER SHARE-BASED AWARDS

8.1Other Share-Based Awards. The Granting Authority may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Granting Authority may prescribe, grant Other Share-Based Awards to any Employee. Each Other Share-Based Award will consist of a right (a) which is other than an Award or right described in Articles IV, V, VI or VII above and (b) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including securities convertible into Common Shares) as are deemed by the Granting Authority to be consistent with the purposes of this Plan; provided, however, that each such right will comply with applicable law. Subject to the terms of this Plan and any applicable Award Agreement, the Granting Authority will determine the terms and conditions of Other Share-Based Awards. Common Shares or other securities delivered pursuant to a purchase right granted under this Section 8.1 will be purchased for such consideration, which may be paid by such method or methods and in such form or forms, including cash, Common Shares, other securities, other Awards, other property, or any combination thereof, as the Granting Authority may determine

ARTICLE IX

TERMINATION OF EMPLOYMENT

9.1Retirement, Death or Disability. Subject to Section 5.4 above, if a Participant or Director dies or becomes Disabled while an employee, officer or director of or consultant to Quarterhill or a Subsidiary or if the employment or term of office or engagement of a Participant with Quarterhill or a Subsidiary terminates due to Retirement, then:

(a)

the executor or administrator of the Participant’s or Director’s estate or the Participant or Director, as the case may be, may exercise such Participant’s or Director’s Options, provided that the number of Options exercisable shall equal the number of Options that were exercisable at the Termination Date and any Options held by such Participant or Director that are not yet exercisable at the Termination Date shall immediately expire and be cancelled on the Termination Date;

(b)

the right to exercise such exercisable Options shall terminate on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the Exercise Period of the particular Option expires;

(c)

a portion of the next installment of any RSUs due to vest shall immediately vest, such portion to be equal to the number of RSUs next due to vest multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting of the last installment of the RSUs (or if none have vested, the Grant Date) to the Termination Date and the denominator of which is the number of days between the date of vesting of the last installment of the RSUs (or if none have vested, the Grant Date) and the date of vesting of the next installment of the RSUs;

(d)	subject to Section 9.3 below, any other Awards held by the Participant or Director that are not yet vested at the Termination Date are immediately forfeited to Quarterhill on the Termination Date; and

(e)	such Participant’s or Director’s eligibility to receive further grants of Awards ceases as of the Termination Date.

9.2Termination of Employment or Services.

(a)

Where a Participant’s or Director’s employment or term of office or engagement with Quarterhill or a Subsidiary terminates by reason of the Participant’s death, Disability or Retirement or, in the case of a Director, the Director’s death or Disability, then the provisions of Section 9.1 above will apply.

(b)

Where an Employee’s employment or term of office or engagement terminates by reason of such Employee’s resignation, then any Options held by such Employee that are exercisable at the Termination Date continue to be exercisable by such Employee until the earlier of: (i) the date that is 90 days after the Termination Date; and (ii) the date on which the Exercise Period of the particular Option expires. Any Options and any other Awards held by such Employee that are not yet exercisable or vested at the Termination Date shall immediately expire and be cancelled on the Termination Date.

(c)

Where an Employee’s employment or term of office or engagement terminates by reason of termination by Quarterhill or a Subsidiary without cause (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i)

any Options held by such Employee that are exercisable at the Termination Date shall continue to be exercisable by such Employee until the earlier of: (i) the date that is 90 days after the Termination Date; and (ii) the date on which the Exercise Period of the particular Option expires;

(ii)

a portion of the next installment of any other RSUs due to vest shall immediately vest, such portion to be equal to the number of RSUs next due to vest multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting of the last installment of the RSUs (or if none have vested, the Grant Date) to the Termination Date and the denominator of which is the number of days between the date of vesting of the last installment of the RSUs (or if none have vested, the Grant Date) and the date of vesting of the next installment of the RSUs; and

(iii)	any other Options or other Awards held by such Employee that are not yet exercisable or vested at the Termination Date shall immediately expire and be cancelled on the Termination Date.

(d)

Where an Employee’s employment or term of office or engagement is terminated by Quarterhill or a Subsidiary for cause or, in the case of a Consultant, for breach of contract, then any Options and any other Awards held by such Participant at the Termination Date (whether or not exercisable) shall immediately expire and be cancelled on the Termination Date.

(e)

Where a Director’s term of office is terminated by Quarterhill for breach by the Director of their fiduciary duty to Quarterhill, then any Options and any other Awards held by such Participant at the Termination Date (whether or not exercisable) shall immediately expire and be cancelled on the Termination Date.

(f)

Where a Director’s term of office terminates for any reason other than death or Disability of such Director or a breach by such Director of their fiduciary duty to Quarterhill, the Board may, in its discretion, at any time prior to or following the Termination Date: (i) permit the exercise of any or all Options held by such Director, whether or not exercisable at the Termination Date, in the manner and on the terms authorized by the Board, provided that the Board shall not, in any case, authorize the exercise of an Option pursuant to this Section 9.2(f) beyond the date on which the Exercise Period of the particular Option expires; and (ii) provide for the vesting of any or all other Awards held by such Director on the Termination Date.

(g)

The eligibility of a Participant or Director to receive further grants of Awards ceases as of the date that Quarterhill or a Subsidiary, as the case may be, provides such Participant or Director with written notification that such Participant’s employment or term of office, or such Director’s term of office, as the case may be, is terminated, notwithstanding that such date may be prior to the Termination Date.

(h)

Unless the Board and/or the Committee, in their discretion, otherwise determines, at any time and from time to time, Awards held by a Participant shall not be affected by a change of employment arrangement within or among Quarterhill or a Subsidiary for so long as such Participant continues to be an employee of Quarterhill or a Subsidiary, including a change in the employment arrangement of a Participant whereby such Participant becomes a Director.

9.3Discretion to Permit Exercise. Notwithstanding the provisions of Sections 9.1 and 9.2 above, the Board and/or the Committee may, in their discretion, at any time prior to or following the events contemplated in Sections 9.1 and 9.2 above, permit the exercise of any or all Options held by a Participant or Director or permit the acceleration of vesting of any other Awards, all in the manner and on the terms as may be authorized by the Board and/or the Committee, provided that neither the Board nor the Committee will, in any event, authorize the exercise of an Option pursuant to this Section 9.3 beyond the expiration of the Exercise Period of the particular Option.

ARTICLE X

CHANGE OF CONTROL

10.1Change of Control.

(a)

Unless otherwise determined by the Granting Authority at or after the Grant Date, any Options outstanding immediately prior to the occurrence of a Change of Control, but which are not then exercisable, shall become fully exercisable upon the occurrence of a Change of Control. Unless otherwise determined by the Granting Authority at or after the Grant Date, all outstanding vested Options shall be cashed out at the Change of Control Price, less the applicable Exercise Price for such Options, as of the date such Change of Control is determined to have occurred, or as of such other date as the Board and/or the Committee may determine prior to the Change of Control. Outstanding Options may only be cashed out, as described above, if the Change of Control Price is higher than the Exercise Price for such outstanding Options. If the Change of Control Price is equal to or lower than the Exercise Price for such outstanding Options, the Board and/or the Committee may terminate such outstanding Options and such outstanding Options shall be of no further force or effect. Further, the Board and/or the Committee shall have the right to provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the Change of Control. In addition, and notwithstanding Section 12.7(b) below, the Board and/or the Committee shall have the right to determine, in their discretion, that Options outstanding, but which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change of Control.

(b)

Unless otherwise determined by the Granting Authority at or after the Grant Date, any RSUs, DSUs, PSUs or Other Share-Based Awards outstanding immediately prior to the occurrence of a Change of Control shall become fully vested upon the occurrence of a Change of Control. Unless otherwise determined by the Granting Authority at or after the Grant Date, any RSU, DSU, PSU or Other Share-Based Award outstanding immediately prior to the occurrence of a Change of Control shall be cashed out at the Change of Control Price as of the date such Change of Control is deemed to have occurred, or as of such other date as the Board and/or the Committee may determine prior to the Change of Control. Further, the Board and/or the Committee shall have the right to provide for the conversion or exchange of any RSU, DSU, PSU or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the Change of Control. In addition, and notwithstanding Section 12.7(b) below, the Board and/or the Committee shall have the right to determine, in their discretion, that RSUs, DSUs, PSUs or Other Share-Based Awards outstanding shall not become vested and shall be cancelled and forfeited to Quarterhill in the event of a Change of Control

10.2Parachute Payments. If an Employee or Director that is a U.S. Taxpayer is entitled to receive payments that would qualify as excess “parachute payments” under Section 280G of the Code, those payments shall be reduced by the necessary amount so that such Person is not subject to excise tax under Section 4999 of the Code if such reduction would result in such Person receiving a greater after-tax payment.

ARTICLE XI

SHARE CAPITAL ADJUSTMENTS

11.1General. The existence of any Award does not affect in any way the right or power of Quarterhill or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in Quarterhill’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving Quarterhill, to create or issue any bonds, debentures, Common Shares or other securities of Quarterhill or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of Quarterhill or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Section 11.1 would have an adverse effect on this Plan or on any Award granted hereunder.

11.2Reorganization of Capital. If Quarterhill effects a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or if any other change is made in the capitalization of Quarterhill that does not constitute a Change of Control and that would warrant the amendment or replacement of any existing Awards in order to adjust: (a) the number of Common Shares that may be acquired on the vesting of outstanding Awards or the exercise of any outstanding Options; (b) the Exercise Price of any outstanding Options; and/or (c) the terms of any other Award in order to preserve proportionately the rights and obligations of the Participants or Directors holding such Awards; then, in each such instance, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to reflect that proportionality.

11.3Other Events Affecting Quarterhill. In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving Quarterhill and occurring by exchange of Common Shares, by sale or lease of assets or otherwise, that does not constitute a Change of Control and that warrants the amendment or replacement of any existing Awards in order to adjust: (a) the number of Common Shares that may be acquired on the vesting of outstanding Awards or the exercise of any outstanding Options; (b) the Exercise Price of any outstanding Options; and/or (c) the terms of any other Award in order to preserve proportionately the rights and obligations of the Participants or Directors holding such Awards; then, in each such instance, the Board will authorize such steps to be taken as it may consider to be equitable and appropriate to reflect that proportionality.

11.4Immediate Exercise of Awards. If the Board determines that the steps provided in Sections 11.2 and 11.3 above would not preserve proportionately the rights, value and obligations of the Participants or Directors holding such Awards in the circumstances or otherwise determines that it is appropriate, then:

(a)	the Board may permit the immediate exercise of any outstanding Options that are not otherwise exercisable, and the immediate vesting of any unvested Awards; and

(b)	if the Board takes the step contemplated in Section 11.4(a) above, then the Board may also authorize Quarterhill, if permitted under applicable laws, to:

(i)	purchase any Options from any Employee or Director for a price equal to the difference between the Fair Market Value of the underlying Common Shares and the Exercise Price of the Options; or

(ii)

loan to Participants an amount equal to the aggregate Exercise Price for those Options of the Participant which have an Exercise Price which is less than the Fair Market Value of the underlying Common Shares at a rate of interest equal to the current prime rate plus 1.0% provided that the Participant irrevocably:

(A)	agrees to exercise all such Options of the Participant; and

(B)

authorizes Quarterhill to sell, dispose of or deposit in acceptance of an outstanding take-over bid the Common Shares issuable upon the exercise of such Options, to deduct from the proceeds of sale of such Common Shares an amount equal to the outstanding balance of the loan plus accrued interest in payment of such loan, to mail a cheque payable to the Participant for the balance of the proceeds of sale and to execute and deliver on behalf of the Participant all transfers, consents or other documents necessary to give effect to the foregoing.

11.5Issue by Company of Additional Shares. Except as expressly provided in this Article XI, neither the issue by Quarterhill of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to, (a) the number of Common Shares that may be acquired as a result of a grant of Awards or upon the exercise of any outstanding Options or (b) the Exercise Price of any outstanding Options.

11.6Fractions. No fractional Common Shares will be issued on the exercise of an Option or the grant of an Award. Accordingly, if, as a result of any adjustment under Sections 11.2 or 11.3 above, an Employee or Director would become entitled to a fractional Common Share, the Participant or Director has the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares which shall be disregarded.

ARTICLE XII

MISCELANEOUS PROVISIONS

12.1Legal Requirement. Quarterhill is not obligated to grant any Awards, issue any Common Shares or other securities, make any payments or take any other action if, in the opinion of the Board, in its discretion, such action would constitute a violation by a Participant, Director or Quarterhill of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any stock exchange upon which the Common Shares may then be listed.

12.2Entitlements. Except as otherwise provided in this Plan and subject to the discretion of the Board, which discretion may be delegated to the Committee, Options (whether or not exercisable) and other Awards previously granted under this Plan shall not be affected by any change in the relationship between, or ownership of, Quarterhill and any Subsidiary.

12.3Issuance of Common Shares. If Quarterhill issues Common Shares in settlement of any Award, such Common Shares may be issued from treasury or purchased by Quarterhill on the open market on behalf of the Participant or Director with respect to whom such Award relates and, in any such event:

(a)

if Quarterhill issues such Common Shares from treasury, then the number of whole Common Shares to be so issued will be based on the applicable provision of this Plan less any deduction for withholding pursuant to Section 12.4 below and such Common Shares will be issued in consideration for the past services of such Person to Quarterhill and the related entitlement of such Person shall be satisfied in full by such issuance of Common Shares; or

(b)

if Quarterhill purchases such Common Shares from the open market, then the number of whole Common Shares to be so purchased will be based on the applicable provision of this Plan less any deduction for withholding pursuant to Section 12.4 below and such Common Shares will be purchased through an independent broker chosen by Quarterhill and the related entitlement of such Person shall be satisfied in full by such purchase of Common Shares.

12.4Withholding Taxes. The granting or vesting of each Award and exercise of each Option granted under this Plan is subject to the condition that if, at any time, the Board and/or the Committee determines, in their discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or exercise, then such grant, vesting or exercise shall not be effective unless such withholding has been effected to the satisfaction of the Board and/or the Committee. In such circumstances, Quarterhill may require that a Participant or Director pay to Quarterhill, in addition to and in the same manner as the Exercise Price, or as Quarterhill may determine, such amount as Quarterhill or any Subsidiary is obliged to remit to the relevant taxing authority in respect of the granting or vesting of the Award or exercise of the Option. Any such additional payment shall be due no later than the date on which any amount with respect to the Award or exercised Option is required to be remitted to the relevant tax authority by Quarterhill or any Subsidiary, as the case may be.

12.5Rights of Participant. No Participant or Director has any claim or right to be granted an Award (including an Option granted in substitution for any Option that has expired pursuant to the terms of this Plan) and the granting of any Award is not to be construed as giving a Participant or Director a right to remain as an employee, consultant or director of Quarterhill or any Subsidiary. No Participant or Director has any rights as a shareholder of Quarterhill in respect of Common Shares issuable on the exercise of any Option or issuable pursuant to any other Award (including any right to receive dividends or other distributions on any such Options or other Awards) until and upon the allotment and issuance to such

Participant or Director of certificates representing such Common Shares.

12.6Other Incentive Awards. The Board and/or the Committee shall have the right to grant other incentive awards based upon Common Shares under this Plan to Participants or Directors in accordance with applicable laws and regulations and subject to regulatory approval, including the approval of the TSX, having such terms and conditions as the Board and/or the Committee may determine, including the grant of Common Shares based upon certain conditions and the grant of securities convertible into Common Shares.

12.7Termination. Unless renewed for such further period and upon such terms and conditions as the Board and/or the Committee may determine, this Plan will terminate on the earlier of: (a) the 10th anniversary of the Effective Date; and (b) the acceleration of the vesting of all Options and other Awards pursuant to Section 10.1 above upon the occurrence of a Change of Control.

12.8Amendment.

(a)

Subject to the rules and policies of any stock exchange on which the Common Shares are listed and applicable law, the Board and/or the Committee may, without notice or Quarterhill shareholder approval, at any time or from time to time, amend this Plan and/or any Awards granted hereunder for the purposes of:

(i)	making any amendments to the general vesting provisions of any Award;

(ii)

making any amendments to the general term of each Option provided that no Option held by an Insider may be extended beyond its original expiry date and no Option may be exercised after the 10th anniversary of its Grant Date;

(iii)	making any amendments to the provisions set out in Article IX above;

(iv)

making any amendments to add covenants of Quarterhill for the protection of Participants or Directors, as the case may be, provided that the Board and/or the Committee shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants or Directors, as the case may be;

(v)

making any amendments not inconsistent with this Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board and/or the Committee, having in mind the best interests of the Participants and Directors, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant or Director resides, provided that the Board and/or the Committee shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors;

(vi)

making such changes or corrections which, on the advice of counsel to Quarterhill, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board and/or the Committee shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants or Directors; or

(vii)	making any other amendment(s) that do not specifically require TSX and/or Quarterhill shareholder approval pursuant to Section 12.8(c) below.

(b)	Subject to Section 10.1 above, the Board and/or the Committee may alter, change or impair any rights or increase any obligations with respect to any Award previously granted under this Plan with the consent of the Participant or Director holding that Award; provided, however, that neither the Board nor the Committee may alter, change or impair any rights or increase any obligations with respect to any Award previously granted under this Plan without the consent of the Participant or Director holding that Award.

(c)

Notwithstanding any other provision of this Plan or any outstanding Awards granted hereunder, none of the following amendments shall be made to this Plan without approval of the TSX (if Quarterhill has any securities listed on the TSX at that time) and the approval of Quarterhill’s shareholders:

(i)	amendments to this Plan which would increase the number of Common Shares issuable under this Plan, otherwise than in accordance with the terms of this Plan;

(ii)	amendments to this Plan which would increase the number of Common Shares issuable to Insiders, otherwise than in accordance with the terms of this Plan;

(iii)	amendments to this Plan which would increase the number of Common Shares issuable to Directors under this Plan, otherwise than in accordance with the terms of this Plan;

(iv)	amendments that would extend the Exercise Period of any Options beyond the original expiry;

(v)

amendments that would increase (1) the maximum number of Common Shares reserved for issuance to Directors permitted by Section 3.4(d) above or (2) the maximum aggregate value of the Fair Market Value of all Common Shares reserved for issuance pursuant to all Awards granted to any one Director in any one calendar year permitted by Section 3.4(e) above;

(vi)	amendments that would permit the transfer or assignment of any Award for any reason other than a Participant’s or a Director’s estate planning;

(vii)	amendments that would reduce the Exercise Price of any Options, otherwise than in accordance with the terms of this Plan;

(viii)	amendments that would result in the cancellation of any Options held by any Participant or Director and the related reissue of Options or other entitlements to that Person;

(ix)	amendments to Sections 12.7(c)(i) to 12.7(c)(viii) above; and

(x)	the addition of any form of financial assistance to an Employee or Director not otherwise provided for herein.

Any amendment that would cause an Award held by a U.S. Taxpayer to fail to comply with Section 409A of the Code shall be null and void ab initio.

12.9Section 409A of the Code. This Plan will be construed and interpreted to comply with Section 409A of the Code if required to preserve the intended tax consequences of this Plan. Quarterhill reserves the right to amend this Plan if it reasonably determines is necessary to preserve the intended tax consequences of this Plan in light of Section 409A of the Code and any regulations or guidance under that section. In no event will Quarterhill be responsible if Awards result in adverse tax consequences to a U.S. Taxpayer under Section 409A of the Code. Notwithstanding any provisions of this Plan to the contrary, in the case of any

“specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of defined compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is 6 months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such 6-month anniversary of such separation from service.

12.10Requirement of Notification Under Section 83(b) of the Code. If a Participant or Director, in connection with the acquisition of Common Shares under this Plan, is permitted under the terms of the Award Agreement to make the election permitted under Section 83(b) of the Code (i.e. an election to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code notwithstanding the continuing transfer restrictions) and the Participant or Director makes such an election, then the Participant or Director shall notify Quarterhill of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code.

12.11Participation in this Plan. The participation of any Employee or Director in this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant or Director any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment or engagement nor a commitment on the part of Quarterhill to ensure the continued employment or engagement of such Participant or Director. This Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Common Shares. Quarterhill does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

12.12International Participants. With respect to Participants or Directors who reside or work outside Canada and the United States, the Board and/or the Committee may, in their discretion, but shall not be required to, amend or otherwise modify, without Quarterhill shareholder approval, the terms of this Plan or Awards with respect to such Participants or Directors in order to conform such terms with the provisions of local law, and the Board and/or the Committee may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

12.13Effective Date. This Plan becomes effective on the date on which it is approved by Quarterhill’s shareholders at a meeting called, among other reasons, to approve this Plan.

12.14Governing Law. This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

APPROVED by the Board of Directors of Quarterhill Inc. on March 12, 2018 and the shareholders of Quarterhill Inc. on April 18, 2018.

QUARTERHILL INC.

Signed:__________________________

Name:__________________________

Title:__________________________

Exhibit C

Statement of Corporate Governance Practices

1. Board of Directors
(a) Disclose the identity of directors who are independent.

During the year ended December 31, 2017, Roxanne Anderson, John K. Gillberry, Ron Laurie, W. Paul McCarten, Ian McKinnon and Richard Shorkey were “independent” directors (as that term is defined in Multilateral Instrument 52-110 – “Audit Committees” of the Canadian Securities Administrators).

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

James D. Skippen is not “independent” because he is Quarterhill’s Executive Chair and, until April 18, 2017, was our President, Chief Executive Officer & Chief Legal Officer.

Dr. Fattouche is not “independent” because he received more than CDN$75,000 from Quarterhill during the year ended December 31, 2015 for litigation-related services provided to Quarterhill or its subsidiaries.

If Douglas Parker is elected to the Board at the Meeting, he will NOT be an “independent” director because he is Quarterhill’s President & Chief Executive Officer.

(c) Disclose whether or not a majority of directors are independent.

The Board is currently comprised of 8 members, 6 of whom are “independent” directors.

If Douglas Parker is elected to the Board at the Meeting, then the Board will be comprised of 8 members, 6 of whom will be “independent” directors.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

None of the members of the Board are directors of any other reporting issuer (or the equivalent).

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

“Independent” directors hold regularly scheduled meetings as part of quarterly Board meetings at which non-independent directors and members of management are not in attendance and may also call such meetings at any time in their discretionE. As Lead Independent Director of the Board, Mr. McCarten chairs these meetings. The members of the Board have held 6 such meetings since January 1, 2017.

The Audit Committee also has discussions with the auditors without management present. The “independent” directors have unfettered access to information regarding Quarterhill’s activities, and have the ability to engage outside advisors and the power to meet independently of management.

C

Although Dr. Fattouche generally attends such meetings, Dr. Fattouche is entirely independent of Quarterhill’s management and these meetings enable open and candid discussion among its “independent” directors.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Mr. McCarten was appointed Lead Independent Director of the Board effective April 18, 2017, prior to which he was Chairman of the Board, and is an “independent” member of the Board. Mr. McCarten ensures that the Board operates independently of management and that directors have a contact in a leadership role who is “independent”. Mr. McCarten chairs sessions of the “independent” directors, serves as a liaison between the “independent” directors and management and ensures that the Board’s agenda enables it to carry out its duties successfully.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Please refer to the disclosure of the attendance record for each member of the Board contained in their respective personal information contained at pages 7 to 14 of Quarterhill’s accompanying Management Information Circular.

2. Board Mandate
Disclose the text of the board’s written mandate.	The text of the Board’s written mandate is set out in Exhibit D to the accompanying Management Information Circular.
3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	The Board has developed written position descriptions for the Executive Chairman of the Board and for the chairs of each Committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board has developed a written position description for the Chief Executive Officer.
4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i)the role of the board, its committees and its directors, and

(ii)the nature and operation of the issuer’s business

Following the election of any new director, Quarterhill provides that director with copies of all of its most recent public disclosures, internal policies and charters and hosts the new director at its next quarterly business update meeting to learn the fundamentals of our business. In addition, all members of the Board are encouraged to attend such quarterly business update meetings to remain up-to-date on Quarterhill’s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

Most regularly scheduled Board meetings include educational components relating to the fundamentals of our business taught by Quarterhill executives and our Corporate Secretary provides regular updates to the Board on corporate governance developments. Information on seminars and conferences is also passed along to directors but attendance at such events is not mandatory. The cost of attendance at seminars and conferences is paid by Quarterhill.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)disclose how a person or company may obtain a copy of the code;

(ii)describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”), with respect to which:

(i)a copy of the Code is available on our website at www.Quarterhill.com and at www.sedar.com;

(ii)the Code provides for a reporting mechanism to the Board and

(iii)there has been no material change report filed that pertains to any conduct of a director or an executive officer that constitutes a departure from the Code

(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Code requires that directors be free of conflicting interests when they represent Quarterhill in business dealings or are making recommendations which could influence our subsequent actions. Directors and officers must also bring any potential or actual conflict of interest situation to the attention of the Executive Chairman of the Board for discussion, review and written approval if required.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that the Code together with Quarterhill’s Corporate Disclosure and Confidentiality Policy, Insider Trading Policy and Whistleblower Protection Policy on Financial Matters are sufficient to encourage and promote a culture of ethical business conduct within Quarterhill.

6. Nomination of Directors

(a)Describe the process by which the board identifies new candidates for board nomination.

(b)Disclose whether or not the board has a nominating committee composed entirely of independent directors.

(c)If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating Committee, in consultation with the Executive Chairman and the Chief Executive Officer, is responsible for identifying qualified director candidates pursuant to the Nominating Committee Charter, a copy of which can be accessed at www.Quarterhill.com.

The Nominating Committee is currently composed of Messrs. Gillberry, Laurie and McCarten, each of whom is an “independent” director. The Nominating Committee Charter sets out the responsibilities, powers and operation of the Nominating Committee.

7. Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers	Please refer to the “Compensation Discussion and Analysis” and “Statement of Executive Compensation” sections in the accompanying Management Proxy Circular.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Compensation Committee is currently composed of Messrs. Gillberry, Laurie and McCarten, each of whom is an “independent” director.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee can be accessed at www.Quarterhill.com and sets out the responsibilities, powers and operation of the Compensation Committee.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Please refer to “Compensation Discussion and Analysis” in the accompanying Management Proxy Circular.
8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only other standing committee of the Board is the Governance Committee. The Governance Committee’s mandate is generally to take a leadership role in shaping corporate governance for Quarterhill and its subsidiaries by overseeing and assessing the functioning of the Board and its committees and by developing, implementing and assessing effective corporate governance processes and practices.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Nominating Committee has the ongoing responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Evaluation criteria include such factors as the attendance record of individual Board members and the effectiveness of their participation at Board meetings.

The Nominating Committee has implemented a periodic anonymous survey relating to the effectiveness of the Board and its members to be completed by all Board members, the results of which are compiled by the Chair of the Nominating Committee and shared with and discussed by the Nominating Committee and the Board as a whole.

10. Director Term Limits

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Quarterhill has not adopted term limits or other mechanisms of board renewal. The Board does not believe it should limit the number of terms for which an individual may serve on the Board. Directors who have served on the Board for a longer period of time are better able to provide valuable insight into Quarterhill’s operations and future based on their experience with, and understanding of, our business, history, objectives, industry and challenges. The Board believes that imposing arbitrary term limits on directors would implicitly devalue continuity among Board members and risk excluding experienced Board members. The Board believes that a balance must be struck between ensuring fresh ideas and points of view on the Board, while retaining the insight, experience and other benefits of continuity provided by longer serving directors. On at least an annual basis, the Board and the Nominating Committee each considers the participation and value of each Board member and makes recommendations to adjust Board membership when appropriate.

11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Quarterhill is committed to diversity and inclusion at all levels in the workplace including on the Board. This includes a commitment to ensuring there are no systemic barriers or biases in our policies, procedures and practices. We believe that supporting a diverse workplace is a business imperative to attract and retain the brightest and most talented individuals.

Specific written policies and targets or quotas for gender or any other diversity representation have not, however, been adopted for Quarterhill’s executive officers or Board due to the extremely small size of these groups (7 non-executive members of the Board and 5 senior executives) and the need to consider a balance of relevant criteria in each individual appointment. Each appointment to the Board and to executive office is made, and must be perceived as being made, on the absolute merits of the individual in question and Quarterhill’s relevant needs at the time. In addition, targets or quotas based on specific criteria, including gender, have the potential to limit the Board’s ability to ensure that the overall composition of the Board and Quarterhill’s executive officers meets our needs and those of its shareholders. Consequently, Quarterhill has not set any such targets or quotas.

Of the 8 nominees for election to the Board at the Meeting, one nominee, Roxanne Anderson, is a woman. If Ms. Anderson is re-elected to the Board at the Meeting, 12.5% of the Board members generally, and approximately 14.3% of the non-executive members of the Board, will be female. None of Quarterhill’s or its major subsidiaries’ respective senior executive officers is female.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively impended; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Please refer to our responses at Item 11(a) above.
12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board

or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Please refer to our responses at Item 11(a) above.
13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointment. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

Please refer to our responses at Item 11(a) above.
14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For the purposes of this Item, a “target” means a number or a percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted da target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose (i) the target and (ii) the annual and cumulative progress of the issuer in achieving the target.

Please refer to our responses at Item 11(a) above.
15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Please refer to our responses at Item 11(a) above.

Exhibit D

Mandate of the Board of Directors of Quarterhill Inc.

Quarterhill Inc.

BOARD OF DIRECTORS MANDATE

Appointment and Composition

Directors of Quarterhill Inc. (“Quarterhill”) are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Quarterhill Board of Directors (the “Board”). The Board will subsequently elect a Chairman of the Board (the “Chairman”) who is not an executive officer of Quarterhill or any of its subsidiaries (collectively, the “QH Group”) or a Chairman who is an executive officer of Quarterhill and a lead director who is not an executive officer of Quarterhill. The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the Canada Business Corporations Act, the Toronto Stock Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least 25% of the directors must be “resident Canadian” as defined by the Canada Business Corporations Act and at least a majority of members of the Board should qualify as “independent” directors in accordance with the rules of applicable securities regulators (collectively, the “Independence Rules” and references herein to “independent” shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Quarterhill. The Board’s relationship with Quarterhill is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to Quarterhill’s best interests. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board’s primary role is one of stewardship. The Board oversees the operations of Quarterhill and supervises its management, which is responsible for the day-to-day conduct of its business. The Board establishes Quarterhill’s policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit; Compensation; Governance; and Nominating. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a)	ensuring the protection and advancement of shareholder value;

(b)	setting Quarterhill’s moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of Quarterhill’s Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Quarterhill;

(c)	monitoring compliance with Code of Business Conduct and Ethics (the “Code”) and, as appropriate, granting any waivers to the Code;

(d)	approving the compensation for individual directors, with input from the Compensation Committee;

(e)	adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of Quarterhill’s business;

(f)	identifying the principal risks of Quarterhill’s business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g)	succession planning pursuant to the recommendations of the Compensation Committee;

(h)	approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i)	approving annual and interim financial results, MD&A, management proxy circulars and their publication pursuant to the recommendations of the Audit Committee;

(j)	overseeing internal control and management information systems;

(k)	setting up measures for receiving feedback from shareholders;

(l)	overseeing all matters relating to Quarterhill’s legal, regulatory and financial integrity; and

(m)	adopting, pursuant to the recommendation of the Governance Committee, a system of corporate governance policies and practices, including an annual review.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

•	prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;

•	participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others’ opinions and consider them;

•	think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;

•	focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;

•	participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

•	become knowledgeable about Quarterhill’s business and the industries in which it operates, including the regulatory, legislative, business, social and political environments;

•	participate in director orientation and development programs;

•	become acquainted with senior managers;

•	visit Quarterhill offices when appropriate; and

•	annually review this Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Quarterhill has developed a Corporate Disclosure and Confidentiality Policy (the “Disclosure Policy”) to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Disclosure Policy’s objectives.

Quarterhill’s spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and Quarterhill maintains extensive material of interest to shareholders and investors on Quarterhill’s web site at www.Quarterhill.com.

General

The Board shall review and assess the adequacy of this Mandate annually. Nothing in this Mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.